                                                                 EXHIBIT 99(n)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-K

(Mark One)
[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1992
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the Transition period from          to
                                             ---------  ----------

                             Commission File Number

                   UNIVERSITY NATIONAL BANK & TRUST COMPANY
             (Exact name of registrant as specified in its charter)

     National Banking Laws                                   94-2622607
- --------------------------------                     --------------------------
(State  or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                         Identification No.)

250 LYTTON AVENUE, PALO ALTO, CALIFORNIA 94301
(Address of principal executive office)  (Zip Code)

Registrant's telephone number, including area code, (415)327-0210

Securities registered pursuant to Section 12(b) of the Act:
                                      None

Securities registered pursuant to Section 12(g) of the Act:
                         Common Stock, $2.50 par value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirements for the past 90 days.
Yes   X    No
    -----     -----

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K [ ]

                           [Cover page 1 of 2 pages]

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based upon the average of the closing bid and ask prices of the Common Stock on March 17, 1993 as reported by NASDAQ National Market System, was approximately $33,895,382. Shares of Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate statue is not necessarily a conclusive determination for other purposes.

As of March 17, 1993, Registrant had 1,333,842 shares of Common Stock outstanding.

                      DOCUMENTS INCORPORATED BY REFERENCE

The Proxy Statement for the Annual Meeting to be held in May 6, 1993 is incorporated by reference into Part III.

                               TABLE OF CONTENTS

PART I                                                               Page
 ITEM 1.         Business . . . . . . . . . . . . . . . . . . . . .    1

 ITEM 2.         Properties . . . . . . . . . . . . . . . . . . . .   26

 ITEM 3.         Legal Proceedings. . . . . . . . . . . . . . . . .   26

 ITEM 4.         Submission of Matters to a Vote of Security
                 Holders. . . . . . . . . . . . . . . . . . . . . .   26

PART II

 ITEM 5.         Market for Registrant's Common Stock and Related
                 Security Holder Matters. . . . . . . . . . . . . .   26

 ITEM 6.         Selected Financial Data. . . . . . . . . . . . . .   28

 ITEM 7.         Management's Discussion and Analysis of Financial
                 Condition and Results of Operations. . . . . . . .   29

 ITEM 8.         Financial Statements and Supplementary Data. . . .   44

 ITEM 9.         Changes in and Disagreements with Accountants on
                 Accounting and Financial Disclosure. . . . . . . .   64

PART III

 ITEM 10.        Directors and Executive Officers of the
                 Registrant . . . . . . . . . . . . . . . . . . . .   64

 ITEM 11.        Executive Compensation . . . . . . . . . . . . . .   64

 ITEM 12.        Security Ownership of Certain Beneficial Owners
                 and Management . . . . . . . . . . . . . . . . . .   65

 ITEM 13.        Certain Relationships and Related Transactions . .   65

PART IV

 ITEM 14.        Exhibits, Financial Statement Schedules and
                 Reports on Form 8-K. . . . . . . . . . . . . . . .   66

Signatures. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   67

PART I.

ITEM 1.     BUSINESS

General

The Bank commenced operations on May 13, 1980. Its principal banking office is located at 250 Lytton Avenue, Palo Alto, California. Since its formation, the Bank has provided basic banking services and personal trust services to individuals and business enterprises in the Palo Alto area. Palo Alto is located on the San Francisco Peninsula, approximately 30 miles south of San Francisco, on the northern periphery of "Silicon Valley".

The Bank's primary service area is considered to be the communities of Palo Alto, Menlo Park, Atherton and Portola Valley plus the unincorporated areas of Ladera and Stanford University. This primary service area is oriented towards professional services, light industry, retail businesses and education.

The Bank considers its principal service a "banking relationship", the keystone of which is a transaction account. In the case of corporations, the transaction account is a demand (checking) account. In the case of individuals, it is a Super-NOW account that pays interest, provided that sufficient funds (i.e., either a daily minimum balance of $3,000, or an average monthly balance of $6,000) are maintained. Once a customer has established the "relationship" with the Bank by opening a transaction account, that customer may utilize all other Bank services, including money fund accounts, certificates of deposit, safe deposit box rentals, cashier's checks, and the purchase of U.S. postage stamps, U.S. Savings Bonds and traveler's checks. The bank also makes available to qualified customers commercial, personal and real estate loans, credit cards and standby letters of credit. Through its correspondents, the Bank is also able to offer limited international banking and municipal bond trading services.

The Bank's Trust Department specializes in personal trust services and acts as trustee on a range of employee benefit plans. The Bank does not provide stock transfer services. The Bank maintains a Trust Representative Office at 133 Mission Street, Santa Cruz, CA.

The Bank has an office at 800 Oak Grove, Menlo Park, CA. The Bank has automatic teller machines at its two offices and it issues an ATM card which enables a customer to withdraw cash at over 25,000 offices of other financial institutions world wide which are members of Cirrus, Money Network, Star System, American Express and the Interlink Network. The Bank also maintains an ATM machine at the Forum, 23500 Christo Rey Drive, Cupertino, CA. The Bank employed 119 full time and 6 part-time staff at year end.

Competition From Other Financial Institutions

The Bank considers its principal market area to be composed of the communities of Palo Alto, Menlo Park, Atherton, Portola Valley and Stanford. According to the 1990 Census, the aggregate population of these communities was 118,390.
The 1990 Census further indicates that individuals 18 years old or older with four or more years of college education totalled 55.8% of this market, versus 28.2% for the San Francisco Bay Area and 20.8% for the State of California. Individuals in this primary market area who were 16 years old or older at the 1990 Census date and who were employed as executives, administrators, managers or in a professional specialty totalled 52.7%, as compared to 33.1% for the San Francisco Bay Area and 28.6% for the State of California.

This market is very heavily serviced by financial institutions. There are 35 commercial banking offices, 14 savings and loan offices, 19 securities brokerage firms and 5 credit unions within this market area. The 35 banking offices alone had deposits from individuals, partnerships and corporations totalling $2.8 billion as of June 30, 1992, compared to $1.6 billion at December 31, 1983. The Bank's market share was 2.17% on December 31, 1982, 3.88% on December 31, 1983, 4.49% on December 31, 1984, 6.39% on December 31,
1985, 6.50% on December 31, 1986, 8.57% on December 31, 1987, 9.59% on December
31, 1988, 9.74% on December 31, 1989, 10.07% on December 31, 1990, 10.52% on
December 31, 1991 and 11.03% on June 30, 1992.

With regard to loans, the Bank competes with other commercial banks, savings and loan associations, consumer finance companies and other lending institutions. The Bank's Trust Department competes with the trust departments of all the major banks operating within the Bank's primary service area.

In addition to its principal market area, the Bank considers as a secondary market area, the surrounding communities of Woodside, Los Altos, Mountain View, Sunnyvale, and Santa Clara to the south and Redwood City, San Carlos, Belmont and San Mateo to the north. The Bank services customers in these areas by mail or by the use of its six courier vans, which pick up non-cash deposits on scheduled routes.

Outside its primary market area, the Bank competes with other national banks, state banks, savings and loan associations, and credit unions for time and savings deposits, other deposits, checking or draft accounts, and loans throughout the San Francisco Bay area. With respect to certain of its services, including, but not limited to, loans, and particularly with respect to securing funds available for deposits, the Bank competes with other financial institutions such as insurance companies, consumer and business finance or loan companies, industrial loan associations, real estate investment trusts, pension funds, mortgage companies, and credit card organizations. The national equity and debt securities markets also compete for available funds.

Many of the Bank's competitors offer a comprehensive array of banking products which the Bank has chosen not to offer, and these competitors thereby may have a competitive advantage over the Bank. Further, many of the Bank's competitors have long established reputations and loyal customer bases. However, management of the Bank believes that the level of service which it provides in the delivery of banking services to its customers contributes to the Bank's ability to obtain market share in the face of such competition.

Many of the banks and other financial institutions, including regional money center banks, with which the Bank competes, have capital and resources substantially in excess of the capital and resources of the Bank. Because banks, including the Bank, are generally restricted from lending in excess of a specified percentage of their capital base to one borrower, the Bank is dependent upon its correspondent relationships for loan participations in order to accommodate loan requests in excess of its legal lending limit. The Bank's legal limit on unsecured lending to any one entity was $4,539,852 on December 31, 1992.

To a certain extent, the Bank is also faced with competition from banks and other institutions located in money centers outside of California, and from foreign banks which maintain representative offices in California.

Commitments

As of December 31, 1992, and December 1991, the Bank's loan commitment by category is as follows:

                     Loan Commitments         Loan Commitments
                     Outstanding as of        Outstanding as of
                     December 31, 1992        December 31, 1991
                   ---------------------    ---------------------
                                Percent                  Percent
                   (Thousands)  of Total    (Thousands)  of Total
                   -----------  --------    -----------  --------
Commercial
 Loans               $ 40,269    50.05%     $ 48,166       54.45%
Consumer Revolving
 Lines of Credit       29,305    36.42%       29,581       33.44%
Real Estate
 Loans                  3,554     4.42%        2,663        3.01%
Letters of
 Credit                 7,328     9.11%        8,048        9.10%
                     --------   ------      --------      ------

TOTAL                $ 80,456   100.00%     $ 98,458      100.00%
                     --------   ------      --------      ------

                  December 31, 1992       December 31, 1991
                --------------------     ---------------------
Estimate of
 Amount Drawn
 During Year    $ 39,806      49.48%     $ 44,974       48.82%

All commitments made are "firm" and could be drawn. The largest category of commitments is Commercial Loans ($40,269M [50.05%]). The Bank expects approximately 50% of these commitments to be drawn. The Bank anticipates that 50% of the commitments in the next largest category, Consumer Revolving Loans ($29,305M [36.42%]) to be drawn. Less than 5% of the commitments are fixed rate commitments.

Commercial loan commitments are generally in the form of revolving lines of credit with floating interest rates and typically mature within one year. All other commitments are on terms whereby prices of interest rates are to be determined by market conditions prevailing at the time of exercise.

Concentration of Bank Deposits

There are no material portions of the Bank's deposit base obtained from a single person or group of persons. The Bank has no deposits of Federal, State or Local governments other than a Treasury Tax and Loan account. At December 31, 1992, the Bank had deposits totaling $48,167,122 from its Trust Department. That total represents deposits of 705 individual trust accounts.

As of December 31, 1992, the Bank's deposit structure was as follows:

                                       Deposits       Percent
         Type of Account             (Thousands)     of Total
         ---------------             -----------     --------
         Demand Deposits (1)          $ 54,427         15.86%
         Savings and NOW Accounts (2)   85,815         25.00%
         Time Certificates of
         Deposit                        20,326          5.92%
         Public Deposits                 1,477           .43%
         Trust Deposits                 48,167         14.03%
         Personal Money Funds           75,838         22.10%
         Nonpersonal Money Funds        57,143         16.66%
                                      --------         -----
           TOTAL
                                      $343,193        100.00%
                                      ========        ======

- -------------
(1) Demand deposits are comprised entirely of corporate transaction accounts.

(2) Individual transaction accounts, as well as transaction accounts for non-profit organizations, partnerships and sole proprietorships are all classified as Savings & NOW Accounts.

Seasonality of Business

The Bank experiences an increase in total deposits at year-end and in April in anticipation of tax payments as shown below:

                                 Total Deposits
                                 --------------

                                                        Monthly Average Balance
                                                        -----------------------

                 December, 1990                             $260,000,000
                 April, 1991                                 276,000,000
                 May, 1991                                   265,000,000
                 December, 1991                              307,000,000
                 April, 1992                                 334,000,000
                 May, 1992                                   320,000,000
                 December, 1992                              332,000,000

Foreign Sources of Business

There are no material deposit liabilities incurred from outside the Bank's primary and secondary service areas. The Bank has no brokered deposits and has a policy not to accept any. The Bank's loans are made primarily to professionals, executives and privately held companies in the Bank's market area. From time to time, loan participations are purchased from another bank. As of December 31, 1992, participations totaling $536,392 were included in the Bank's portfolio.

                (Balance of this page intentionally left blank.)

SUPERVISION AND REGULATION


The Bank is regulated and supervised by the Comptroller and, therefore, is subject to periodic examination by the Comptroller. Deposits of the Bank's customers are insured by the FDIC up to the maximum limit of $100,000. As a national bank, the Bank is a member of the Federal Reserve System and is subject to the regulations of the Federal Reserve Board.

The regulations of those federal bank regulatory agencies govern most aspects of the Bank's business and operations, including but not limited to requiring the maintenance of non-interest bearing reserves on deposits, limiting the nature and amount of investments and loans which may be made, regulating the issuance of securities, restricting the payment of dividends, regulating bank expansion and bank activities and determining maximum rates of interest allowed on certain deposits.

Effect of State Law

The laws of the State of California also affect the Bank's business and operations. For example, under 12 U.S.C. Section 36, the Comptroller may authorize a national bank to establish branch offices only to the extent allowable under state law for state banks. Therefore, as California law presently permits a state bank to establish a branch office at any location in the state, a national bank may be similarly authorized to establish a branch by the Comptroller. On a similar basis, 12 U.S.C. Section 85 provides that state law, in most circumstances, determines the maximum rate of interest which a national bank may charge on a loan. As California law exempts all state-chartered and national banks from the application of its usury laws, national banks are also provided such an exemption pursuant to Section 85.

Capital Adequacy Requirements

The Bank is subject to regulations of the Comptroller governing capital adequacy, which incorporate both risk-based and leverage capital requirements. As noted below, the federal bank regulatory agencies have recently solicited comment in anticipation of a proposed regulation which would impose additional capital requirements on banks based on the interest rate risk inherent in the bank's portfolio.

         Risk-Based Capital Guidelines

The Comptroller's regulations for national banks set total capital requirements and define capital in terms of "core capital elements" (comprising Tier 1 capital) and "supplemental capital elements" (comprising Tier 2 capital). Tier 1 capital is generally defined as the sum of the core capital elements less goodwill. The following items are defined as core capital elements: (i) common stockholders' equity; (ii) qualifying noncumulative perpetual preferred stock; and (iii) minority interests in the equity accounts of consolidated subsidiaries. Supplementary capital elements include:
(i) allowance for loan and lease losses (which cannot exceed 1.25% of an institution's risk weighted assets); (ii) perpetual preferred stock not qualifying as core capital; (iii) hybrid capital instruments and mandatory convertible debt instruments; and (iv) term subordinated debt and intermediate-term preferred stock. The maximum amount of supplemental capital elements which qualifies as Tier 2 capital is limited to one-hundred percent (100%) of Tier 1 capital, net of goodwill.

Risk-based capital ratios are calculated with reference to risk-weighted assets, including both on and off-balance sheet exposures, which are multiplied by certain risk weights assigned by the Federal Reserve Board to those assets. Both bank holding companies and national banks are required to maintain a minimum ratio of qualifying total capital to risk-weighted assets of eight percent (8%), at least one-half of which must be in the form of Tier 1 capital.

There are presently four risk-weight categories (0%, 20%, 50% and 100%). The risk-weight categories are substantially as follows: (A) cash, all direct claims (including securities, loans and leases) on or directly and unconditionally guaranteed by the U.S. government or agencies thereof and the central governments of OECD countries(1), and securities issued by or unconditionally backed by the U.S. government or its agencies which are actively traded in financial markets carry a 0% risk weight; (B) cash items in the process of collection, short-term claims on or guaranteed by U.S. depository institutions and foreign banks, long-term claims on or guaranteed by U.S. depository institutions and OECD banks, and claims collateralized by cash on deposit at the bank or by securities issued or guaranteed by the U.S. government, OECD central governments or other agencies carry a 20% risk weight;
(C) qualifying mortgage loans, qualifying mortgage-related securities, and revenue (non-general obligation) bonds or similar obligations of the states or other political subdivisions of the U.S. or OECD countries carry a 50% risk weight; and (D) all assets not specified above or otherwise deducted from calculations of capital including, but not limited to, consumer loans, commercial loans, home equity loans, non-qualifying mortgage related securities, investment in fixed assets and premises, other real estate owned, and industrial development bonds and other similar obligations carry a 100% risk weight. The bulk of the assets typically found in a commercial bank loan portfolio would be assigned to the 100% category.

The federal banking agencies have issued a joint advance notice of proposed rulemaking to solicit comments on a framework for revising their risk-based capital guidelines to take account of interest rate risk. As required by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the notice seeks comment on a proposed method of incorporating an interest rate risk
- -------------

(1) Full members of the Organization for Economic Cooperation and Development as well as countries that have concluded special lending arrangements with the International Monetary Fund.

component into the current risk-based capital guidelines, with the goal of ensuring that institutions with high levels of interest rate risk have sufficient capital to cover their exposures. Interest rate risk is the risk that changes in market interest rates might adversely affect a bank's financial condition. As financial intermediaries, depository institutions accept interest rate risk as a normal part of their business. They assume this risk whenever the interest rate sensitivity of their assets does not match the sensitivity of their liabilities or off balance sheet positions. Thus, when interest-sensitive assets and liabilities reprice at mismatched intervals, an increase or decrease in interest rates will affect net interest income. Under the proposal, interest rate risk exposures would be quantified by weighing assets, liabilities and off-balance sheet items by risk factors which approximate sensitivity to interest rate fluctuations. Institutions identified as having an interest rate risk exposure greater than a defined threshold would be required to allocate additional capital to support this higher risk. The capital to be allocated would be a dollar amount equal to the percentage by which the risk exceeds the defined threshold multiplied by the institution's total assets. Higher individual capital allocations could be required by the bank regulators based on supervisory concerns.

As noted above, the federal banking agencies have solicited comments on this proposal but have not yet proposed regulations to implement any interest rate risk component into the risk-based capital guidelines. Accordingly, the ultimate impact on the Bank of a final regulation in this area cannot be predicted at this time.

         Leverage Capital Guidelines

The Comptroller has established a minimum leverage ratio of three percent (3%) Tier 1 capital to total assets for national banks that have received the highest composite regulatory rating and are not anticipating or experiencing any significant growth. All other institutions will be required to maintain a leverage ratio of at least 100 to 200 basis points above the three percent (3%) minimum.

Set forth below are Bank's risk based and leverage capital ratios as of December 31, 1992:

                            RISK-BASED CAPITAL RATIO
                            AS OF DECEMBER 31, 1992


                                            Amount                  Ratio
Tier 1 Capital......................       $ 28,425                 11.09%
Tier 1 Capital minimum
         requirement................       $ 10,253                  4.00%

                 Excess.............       $ 18,172                  7.09%
                                           ========                 =====


Total Capital.......................       $ 31,629                 12.34%
Total Capital minimum
         requirement................       $ 20,506                  8.00%
                                           --------                 -----

                 Excess.............       $ 11,423                  4.34%
                                           ========                 =====

Risk-adjusted assets................                   $256,322
                                                       ========


                                 LEVERAGE RATIO
                            AS OF DECEMBER 31, 1992

                                            Amount                  Ratio
Tier 1 Capital to average
         total assets
         (Leverage Ratio)...........       $ 28,425                  7.36%

Minimum Leverage                           $  7,690                  3.00%
                                                to                    to
         requirement................       $ 12,816                  5.00%

                 Excess.............       $ 20,735                  4.36%
                                           ========                  ====
                                                to                    to
                                             15,609                  2.36%
                                           ========                  ====
Average total assets for quarter
  ended December 31, 1992...........                   $358,515
                                                       ========



Management of the Bank believes that the Bank will continue to meet their respective minimum capital requirements in the foreseeable future.

Payment of Dividends

The ability of the Bank to make dividend payments is subject to statutory and regulatory restrictions. The Bank paid cash dividends in the amount of $1,430,163 in the fiscal year ended December 31, 1992.

The Board of Directors of a national bank may declare the payment of dividends depending upon the earnings, financial condition and cash needs of the bank and general business conditions. A national bank may not pay dividends from its capital. All dividends must be paid out of net profits then on hand, after deducting losses and bad debts. A national bank is further prohibited from declaring a dividend on its shares of common stock until its surplus fund equals the amount of capital stock or until 10% of the bank's net profits of the preceding half year in the case of quarterly or semiannual dividends, or the preceding two consecutive half-year periods in the case of an annual dividend, are transferred to the surplus fund. Moreover, the approval of the Comptroller is required for the payment of dividends if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits of that year combined with its retained net profits of the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

In addition to the above requirements, guidelines adopted by the Comptroller set forth factors which are to be considered by a national bank in determining the payment of dividends. A national bank, in assessing the payment of dividends, is to evaluate the bank's capital position, its maintenance of an adequate allowance for loan and lease losses, and the need to revise or develop a comprehensive capital plan.

Moreover, the Comptroller has broad authority to prohibit a national bank from engaging in banking practices which it considers to be unsafe or unsound. It is possible, depending upon the financial condition of the national bank in question and other factors, that the Comptroller may assert that the payment of dividends or other payments by a bank is considered an unsafe or unsound banking practice and therefore, implement corrective action to address such a practice.

Accordingly, the future payment of cash dividends by the Bank will not only depend upon the Bank's earnings during any fiscal period but will also depend upon the assessment of its Board of Directors of capital requirements and other factors, including dividend guidelines and the maintenance of an adequate allowance for loan and lease losses.

Impact of Monetary Policies

Banking is a business which depends on interest rate differentials. In general, the difference between the interest rates paid by the Bank on its deposits and other borrowings and the interest rates received by the Bank on loans extended to its customers and on securities held in the Bank's investment portfolio comprises the major portion of the Bank's earnings. These rates are highly sensitive to many factors which are beyond the control of the Bank. Accordingly, the earnings and growth of the Bank are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

The earnings and growth of the Bank are affected not only by general economic conditions but also by the monetary and fiscal policies of the United States and federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in United States Government securities and by its control of the discount rates applicable to borrowings by banks from the Federal Reserve System. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and affect the interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies are not predictable.

Extensions of Credit to Insiders and Transactions with Affiliates.

Sections 22(h) of the Federal Reserve Act and Regulation O promulgated thereunder place limitations and conditions on loans or extensions of credit to: a bank's or bank holding company's executive officers, directors and principal shareholders (i.e., in most cases those persons who own, control or have power to vote more than ten percent (10%) of any class of voting securities); any company controlled by any such executive officer, director or shareholder (i.e., where the person directly or indirectly or acting through or in concert with one or more other person owns, controls or has the power to vote twenty-five percent (25%) or more of any class of voting securities, controls the election of a majority of directors, or has the power to exercise a controlling influence over management or policies); or any political or campaign committee controlled by such executive officer, director or principal shareholder.

Loans extended to any of the above persons must comply with loan-to-one-borrower limits, require prior full board approval when aggregate extensions of credit to such person exceed specified amounts, must be made on substantially the same terms (including interest rates and collateral) as, and following credit-underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with non-insiders, and must not involve more than the normal risk of repayment or present other unfavorable features. Regulation O also prohibits a bank from paying an overdraft on an account of an executive officer or director, except pursuant to a written pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or a written pre-authorized transfer of funds from another account of the officer or director at the bank.

The provisions of Regulation O summarized above reflect substantial strengthening as a result of the adoption of FDICIA. FDICIA also resulted in an amendment to Regulation O which provides that the aggregate limit on extensions of credit to all insiders of a bank as a group cannot exceed the bank's unimpaired capital and unimpaired surplus. An exception to this limitation is provided, until May 18, 1993, for banks with less than $100,000,000 in deposits. The aggregate limit applicable to such banks is two times the bank's unimpaired capital and unimpaired surplus, provided the bank meets or exceeds all applicable capital requirements.

Sections 23A and 23B of the Federal Reserve Act impose restrictions on transactions between a member bank and its affiliates, including its holding company and certain other companies, with respect to extensions of credit, purchases of investment securities or assets of an affiliate, acceptance of securities issued by an affiliate as collateral or the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. Such transactions may not exceed 10% of the capital stock and surplus of the bank on a per affiliate basis and the aggregate of all such transactions may not exceed twenty percent (20%) of the capital and surplus of the bank. Similarly, each of the foregoing transactions, as well as the sale of securities or other assets to an affiliate, the payment of money or furnishing of services to an affiliate, and the payment of a fee to an affiliate for acting as a broker or dealer, may not be entered into by a bank except on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the bank as those prevailing at the time for transactions with non-affiliated companies.

Recent and Proposed Legislation

Federal and state laws applicable to financial institutions have undergone significant changes in recent years. The most significant recent federal legislation enactments are the Federal Deposit Insurance Corporation Improvement Act of 1991 and the Financial Institutions Reform, Recovery, and Enforcement Act of 1989.

         Federal Deposit Insurance Corporation Improvement Act of 1991

         General

FDICIA was enacted on December 19, 1991 and addresses, among other things, the safety and soundness of the deposit insurance funds, supervision of and accounting by insured depository institutions and prompt regulatory action by the federal bank regulatory agencies with respect to troubled institutions. FDICIA gives the FDIC, in its capacity as federal insurer of deposits, broad authority to promulgate regulations to assure the viability of the deposit insurance funds. FDICIA also places restrictions on the activities of state-chartered institutions and on institutions failing to meet minimum capital standards and provides enhanced enforcement authority for the federal banking agencies. As noted above, FDICIA also strengthened Federal Reserve Act regulations regarding insider transactions.

FDICIA requires the FDIC and the other banking regulatory agencies to promulgate regulations within time frames specified in individual sections of the Act. Where relevant to the Bank's operations, such recently promulgated or proposed regulations are described herein. However, because the effect of proposed regulations on the Bank's operations will remain unknown until their final adoption, and since it is possible that final regulations will differ substantially from the regulations in proposed form, no prediction or assurance can be given as to the actual or potential impact of such future final regulations on the Bank.

         Prompt Corrective Action

FDICIA amended the Federal Deposit Insurance Act ("FDIA") to establish a format for closer monitoring of insured depository institutions and to enable prompt corrective action by regulators when an institution begins to experience difficulty. The general thrust of these provisions is to impose greater scrutiny and more restrictions on institutions as they descend the capitalization ladder.

FDICIA establishes five capital categories for insured depository institutions:
(a) well capitalized; (b) adequately capitalized; (c) undercapitalized; (d) significantly undercapitalized; and (e) critically undercapitalized. Relevant capital measures for determining the placement of a depository institution within a category include a leverage limit, a risk-based capital requirement and other capital measures which may be established from time to time by regulations adopted by the federal banking agencies. Regulations recently adopted jointly by the federal banking agencies define the relevant capital measures for the four highest capital categories to be the ratio of total capital to risk-weighted assets, the ratio of Tier 1 capital to risk-weighted assets and the ratio of Tier 1 capital to total average assets (the leverage ratio). The ratio of tangible equity to total assets was adopted as the sole relevant capital measure for defining the critically undercapitalized category. Under the regulations, an institution will be deemed to be:

"Well capitalized" if it has a total risk-based ratio of ten percent (10%) or more, a Tier 1 risk-based ratio of six percent (6%) or more and a leverage ratio of five percent (5%) or more, so long as the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure;

"Adequately capitalized" if it has a total risk-based ratio of eight percent (8%) or more, a Tier 1 risk-based ratio of four percent (4%) or more and a leverage ratio of four percent (4%) or more and does not meet the definition of a well-capitalized institution(1);

"Undercapitalized" if it has a total risk-based ratio of less than eight percent (8%), a Tier 1 risk-based ratio of less than four percent (4%) or a leverage ratio of less than four percent (4%)(1);




- ------------
(1) A leverage ratio of three percent (3%) or more is permitted if the institution has received the highest composite rating in its most recent report of examination and is not anticipating or experiencing significant growth.

"Significantly undercapitalized" if it has a total risk-based ratio of less than six percent (6%), a Tier 1 risk-based ratio of less than three percent (3%) or a leverage ratio of less than three percent (3%); and

"Critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than two percent (2%).

The regulations require each institution to notify its primary regulator within 15 days following the occurrence of any material event that would cause the institution to fall into a lower capital category than the category previously assigned to the institution.

All institutions are barred from making capital distributions or paying management fees to a controlling person if to do so would cause the institution to fall into any of the three undercapitalized categories.

Undercapitalized institutions will be subject to the following mandatory supervisory actions:

- - Increased monitoring by the appropriate federal banking agency and periodic review of the institution's efforts to restore its capital;

- - A requirement that the institution submit to the appropriate federal banking agency, generally within 45 days of becoming undercapitalized, a capital restoration plan, which must include (a) the steps the institution will take to become adequately capitalized; (b) the levels of capital to be attained during each year in which the plan will be in effect; (c) how the institution will comply with restrictions or requirements imposed on its activities; and (d) the types and levels of activities in which the institution will engage;

- -  A restriction on growth of the institution's total assets; and

- - A limitation on the institution's ability to make any acquisition, open any new branch offices or engage in any new line of business without the prior approval of the appropriate federal banking agency or the FDIC.

Significantly undercapitalized institutions and undercapitalized institutions that fail to submit and implement adequate capital restoration plans are subject to the four mandatory provisions applicable to undercapitalized institutions and, in addition, will be subject to one or more of the following restrictions or conditions:

- - sell enough additional capital, including voting shares, to bring the institution to an adequately capitalized level;

- -  restrict transactions with affiliates;

- - restrict interest rates paid on deposits to the prevailing rates in the region where the institution is located;

- -  restrict asset growth or reduce total assets;

- - terminate, reduce or alter any activity (including any activity conducted by a subsidiary of the institution) determined by the bank regulatory agency to pose an excessive risk to the institution;

- -  hold a new election for the institution's board of directors;

- - dismiss directors or senior officers and employ new officers, subject to agency approval;

- -  cease accepting deposits from correspondent depository institutions;

- - divest or liquidate any subsidiary that is in danger of becoming insolvent and poses a significant risk to the institution or that is likely to cause significant dissipation of the institution's assets or earnings; or

- - require any company that controls the institution to divest itself of any affiliate of the institution (other than another insured depository institution) if the federal banking agency for the holding company determines that the affiliate is in danger of becoming insolvent and poses a significant risk to the institution or is likely to cause significant dissipation of the institution's assets or earnings.

In addition, significantly undercapitalized institutions will be prohibited from paying any bonus or raise to a senior executive officer without prior agency approval. No such approval will be granted to an institution which is required to but has failed to submit an acceptable capital restoration plan.

A critically undercapitalized institution will face even more severe restrictions. In addition to those steps that can be taken with respect to significantly undercapitalized institutions, a critically undercapitalized institution must be placed in conservatorship or receivership within ninety
(90) days of becoming critically undercapitalized, unless the appropriate federal banking agency determines, with FDIC concurrence, that other action would better achieve the purposes of the FDIA. In addition, critically undercapitalized institutions are prohibited from taking a number of actions, including making payments on subordinated debt, financing a highly leveraged transaction, adopting charter or by-law amendments, materially changing accounting methods, or paying excessive compensation or bonuses, without obtaining prior written regulatory approval.

In addition, any company which controls a depository institution required to submit a capital restoration plan must guarantee that the institution will comply with the plan, provided that the liability under such guarantee will not exceed the lesser of (i) an amount equal to five percent (5%) of the institution's total assets at the time the institution became undercapitalized; or (ii) the amount needed to bring the depository institution into compliance with all applicable capital standards.

FDICIA also provides that if an institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice, its capital category may be downgraded to achieve a higher level of regulatory scrutiny. This is true for institutions falling initially into any one of the capital categories except "significantly undercapitalized."

         Annual Examinations and Reports


Effective December 19, 1992, annual full-scope, on-site regulatory examinations will be required of all insured depository institutions, subject to exceptions for institutions which a state banking agency has examined in the preceding year and for small, well-capitalized institutions that are well managed and in outstanding condition, and whose ownership has not changed in the preceding year. The appropriate federal banking agency will conduct the examinations, unless the FDIC has conducted one in the given 12-month period. However, until December 31, 1993, exams by the federal banking agencies will generally be conducted at 18-month intervals, unless the institution is in less than satisfactory condition or there is new ownership.

         Brokered Deposits

FDICIA restricts the acceptance of brokered deposits by insured depository institutions that are not well capitalized. It also places restrictions on the interest rate payable on brokered deposits and the solicitation of such deposits. An undercapitalized institution will not be allowed to solicit brokered deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market area in which such deposits would otherwise be accepted.

The FDIC has promulgated final regulations with respect to the ability of insured depository institutions in each of the new capitalization categories to accept brokered deposits. Under the regulations, undercapitalized institutions are prohibited from accepting funds obtained directly or indirectly though a deposit broker. Adequately capitalized institutions may accept brokered deposits only if a waiver is first obtained from the FDIC. Well capitalized institutions are permitted by the regulations to accept brokered funds without restriction. For purposes of the brokered deposit regulation the FDIC has stated that the term "well capitalized" means an institution whose leverage and risk-based capital ratios are at least one to two percentage points higher than those currently required by applicable regulations, and which has not been notified that it is in a troubled condition.

In addition to the above restrictions on acceptance of brokered deposits, FDICIA provides that no pass-through deposit insurance will be provided to employee benefit plan deposits accepted by an institution which is ineligible to accept brokered deposits under applicable law and regulations.

         Risk-Based Assessment System

FDICIA amended the FDIA to require the FDIC to establish a risk-based assessment system for depository institutions. This risk- based system will be used to calculate a depository institution's semiannual deposit insurance assessment based on the probability that the deposit insurance fund will incur a loss with respect to the institution. In determining the probability of loss, the following risks will be taken into consideration: different categories and concentrations of assets and liabilities (both insured and uninsured, contingent and noncontingent); and any other factors that the FDIC determines are relevant to assessing such probability.

The FDIC has promulgated regulations to govern the transition by January 1, 1994 to a final risk-based assessment system. The FDIC has indicated that the risk-based assessment system should aid in reducing the cross-subsidization of insurance funds which existed with a flat-rate system. The transition period began on January 1, 1993 and will last until implementation of the finalized system on January 1, 1994.

Under the FDIC rule, the risk which each insured depository institution poses to its insurance fund is determined on the basis of supervisory evaluations and capitalization. With respect to capital, insured institutions are divided into three main capital groups: well-capitalized (those institutions considered "well-capitalized" for prompt corrective action purposes); adequately capitalized (those institutions considered "adequately capitalized" for prompt corrective action purposes); and undercapitalized (all other institutions). Each of the three capital categories are further subdivided by three supervisory subgroups designated "A" (healthy), "B" (supervisory concern) and "C" (substantial supervisory concern), resulting in a total of nine categories for risk assessment purposes. Under the FDIC rule proposal, the nine-category rate schedule is expressed in terms of basis points, resulting in an assessment range from .23% for well-capitalized institutions in subgroup "A" to .31% per annum for undercapitalized institutions in subgroup "C."

         Certified Assessment Statements

Generally, each insured depository institution will file with the FDIC a certified statement containing information as required by the FDIC for determining the institution's semiannual assessment. The form of the certification will also contain supporting information as required by the FDIC and is to be certified by the president of the depository institution or any other designated officer.

FDICIA establishes a three-tier penalty system for failure to make accurate certified statements. Any insured depository institution which maintains procedures reasonably adapted to avoid any inadvertent error and, unintentionally as a result of such an error, fails to submit a certified statement or submits a false or misleading certified statement or inadvertently transmits a report that is minimally late will be subject to a penalty of not more than $2,000 for each day a violation continues or the false or misleading information is not corrected. The burden of proving that an error was inadvertent or that a report was inadvertently submitted late will be on the institution.

A second tier penalty will be assessed against any insured depository institution which fails to submit a certified statement within the required time period or submits a false or misleading certified statement, without the mitigating circumstances described above. The penalty for a second tier offense will be up to $20,000 for each day a violation continues or the false or misleading information is not corrected.

Finally, if any insured depository institution knowingly or with reckless disregard for the accuracy of any information contained in a certified statement submits any false or misleading certified statement, the FDIC may assess a penalty of as much as $1,000,000 or one percent (1%) of total assets, whichever is less, per day for each day during which such failure continues or the false and misleading information is not corrected.

         Conservatorship and Receivership

FDICIA adds grounds to the previously existing list of reasons for appointing a conservator or receiver for an insured depository institution. The added grounds include: (a) substantial dissipation of assets or earnings due to an unsafe or unsound practice or any violation of law or regulation; (b) the existence of an unsafe or unsound condition; (c) any willful violation of a cease and desist order; (d) any concealment of assets, records, books or papers from any federal or state bank regulatory agency; (e) if the institution is likely to be unable to meet obligations in the normal course of business; (f) losses threatening capital; (g) becoming undercapitalized if the institution
(i) has no reasonable prospect of becoming adequately capitalized, (ii) fails to become adequately capitalized after being ordered to do so, (iii) fails to timely submit an acceptable capital restoration plan, or (iv) fails to implement an accepted restoration plan; or (h) is critically undercapitalized or otherwise has substantially insufficient capital.

         Federal Reserve Discount Window Advances

Beginning December 19, 1993 no advances from a Federal Reserve Bank to any undercapitalized depository institution may be outstanding for more than sixty
(60) days in any given 120-day period, unless the head of the appropriate federal banking agency certifies to the Federal Reserve Bank that the institution is viable, or if the Federal Reserve Board Chairman so certifies to the Federal Reserve

Bank. In either case, a grace period for the next sixty (60) days may be provided. This grace period may be extended upon further certifications.

There are more stringent restrictions on advances to critically undercapitalized institutions. The window is reduced to five (5) days and if the FDIC incurs any losses exceeding what it would have lost in liquidation, then the Federal Reserve Board is liable to the FDIC for that loss, subject to certain limitations. More importantly, Federal Reserve Banks shall have no obligation to make, increase, renew, or extend any advance or discount to any depository institution. The Federal Reserve Board is given the prerogative of examining any depository institution or affiliate in connection with any Federal Reserve System transaction.

         Interbank Liabilities

On November 18, 1992 the Federal Reserve Board adopted Regulation F, Interbank Liabilities, under Section 308 of FDICIA. Regulation F is designed to limit the exposure of insured depository institutions to their correspondent institutions and thereby limit the resulting risk to the deposit insurance funds. Regulation F requires banks to have written policies and procedures that take into account credit and liquidity risks, including operational risks, in selecting correspondents and terminating those relationships. Regulation F limits interbank exposures related to both interday and intraday transactions by requiring banks to: (1) establish prudential standards for exposures to each correspondent; and (2) limit exposures to less-than-adequately capitalized institutions to 25% of the bank's qualifying capital.

All insured banks must establish and maintain written policies and procedures for evaluating and controlling exposures to each correspondent based on the financial condition of the correspondent. These policies and procedures should be reviewed and approved annually by the bank's Board of Directors. A bank's review of the correspondent's financial condition can rely on publicly available information, such as Call Reports or financial statements. Other parties, such as rating agencies or bankers' banks may assess the correspondents's financial condition. Third-party assessments must be reviewed and approved by the bank's Board of Directors. The regulation also requires banks to develop and implement internal procedures to evaluate and control intraday exposure but do not require that specific limits be placed on intraday exposure. Such limits would be necessary only if the size of the intraday exposure and the condition of the correspondent indicated that there is a significant risk that payments would not be made.

The rules are essentially designed to limit the exposure of banks upon the failure of a large institution, but are stated more broadly. "Exposure" includes all extensions of credit, deposits or reverse repurchase agreements, guarantees, acceptances, standby letters of credit, purchases or acceptance as collateral of securities issued by a depository institution and other similar transactions. However, certain low-risk transactions, e.g., transactions secured by government securities or readily marketable collateral, checks and other cash items in the process of collection and merger-related exposures within one year after consummation, are excluded from the scope of the proposed regulations.

Regulation F will be implemented in three phases. Beginning on June 19, 1993, banks must comply with the prudential standards. Beginning June 19, 1994, credit exposures to less-than-adequately capitalized institutions should not exceed 50% of the bank's total capital. Regulation F will be fully effective starting June 19, 1995.

         Other Proposed Regulations under FDICIA

Section 304 of FDICIA requires the federal banking agencies to adopt uniform regulations prescribing standards for real estate lending, including extensions of credit secured by real estate or made for the purpose of financing the construction of buildings or other improvements. The agencies' proposal establishes uniform loan-to-value ("LTV") ratio limitations on certain real estate lending. The LTV ratio is obtained by dividing the total amount of credit to be extended by the appraised value or evaluation of the property at the time the credit is originated. Senior liens would be included in the calculation when appropriate.

The banking agencies have solicited comment under Section 304 of FDICIA on two
(2) alternative LTV ratio measures, one of which would allow individual institutions to establish prudent lending standards and the other of which calls for uniform standards to be promulgated by the agencies. In general, the proposal allowing individual institutions to set LTV standards internally allows for greater flexibility. In addition, the agencies have solicited comment on whether the final regulations may distinguish between classes of institutions based on their financial and managerial strength. Given the broad range of the comments solicited and the variation in the alternate proposals, the ultimate form of any regulation adopted and its effect on the Bank is impossible to predict. The Federal Reserve Board has stated that it intends to propose in the near future real estate lending guidelines for bank holding companies and non-bank subsidiaries thereof.

FDICIA requires the federal banking agencies to prescribe standards relating to certain operational and managerial matters relating to internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth and other matters, and also to prescribe standards relating to asset quality and compensation. The regulations are to be effective on the earlier of the date on which final regulations become effective or December 1, 1993. The agencies recently published a joint advance notice of proposed rulemaking concerning the new safety and soundness standards in which they solicited comments on a broad range of issues. Among other matters, the agencies noted that FDICIA requires them to prescribe standards specifying a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses without impairing capital, minimum ratios of market value to book value for publicly traded shares (to the extent feasible), and such other asset quality, earnings and valuation standards as the agency determines to be appropriate.

The agencies expressed the view in their notices that the market price of depository institutions' publicly traded common stock, like the stock price of all companies, varies with the actual or perceived financial health and earnings power of the individual institution and the relative attractiveness of stocks in general as compared to alternative investments. Thus, the agencies sought comment on whether it would be feasible to prescribe a standard relating to a minimum ratio of market values to book values and whether any such minimum ratio might encourage undesirable behavior by publicly traded depository institutions and whether any such ratio should be tied to an industry or market index.

         Under FDICIA, if an institution is determined to fail to meet any standard, then the federal bank agencies can require the submission of corrective plans. If an institution fails to submit or implement a corrective plan, the agencies are empowered to take various actions, including actions to prohibit asset growth or require increases in equity. In certain circumstances, it appears that in the future institutions which are not in compliance with the finalized safety and soundness standards may become subject to the Prompt Corrective Action standards discussed above. The advance notice gives little indication of the form or content of eventual proposed regulations in these areas and, accordingly, no prediction can be made at this time as to these matters or their effect on the Bank or Company.

Financial Institutions Reform, Recovery, and
Enforcement Act of 1989

The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") was enacted on August 9, 1989. Among the many major changes made by this law is a measure requiring the FDIC to assume responsibility for insuring the deposits of financial institutions formerly insured by the Federal Savings and Loan Insurance Corporation. FIRREA established the Bank Insurance Fund and the Savings Association Insurance fund as separate insurance funds which are administered by the FDIC.


FIRREA also strengthened the FDIC'S regulatory enforcement authority in the following ways: (i) it expanded the categories of persons over whom enforcement powers may be exercised; (ii) it reduced the threshold for the imposition of civil monetary penalties, including allowing such penalties to be imposed for an inadvertent failure to file a regulatory report in a timely fashion; (iii) it substantially increased criminal and civil monetary penalties; (iv) it added remedies, including "reimbursement" by parties committing a wrong and orders requiring the sale of assets; (v) it enhanced provisions for immediate remedies; (vi) it expanded the FDIC's powers to appoint conservators and receivers; and (vii) it allows the FDIC to proceed against "commonly controlled insured financial institutions" in the event that the FDIC is required to provide assistance to a troubled "sister" financial institution.

FIRREA also provides that banks which (i) have been chartered less than two (2) years, (ii) have undergone a change of control within the preceding two years,
(iii) are not in compliance with minimum capital requirements, or (iv) have been determined by the appropriate banking agency to be in a troubled condition, are required to notify the appropriate banking agency of the proposed addition of any individual to the board of directors or the employment of any individual as a senior executive officer, at least thirty (30) days before such action becomes effective. The appropriate banking agency is then empowered to disapprove any such addition or employment. FIRREA prohibits a bank from entering into a written or an oral contract with any person to provide goods, products, or services to or for the benefit of the bank which would jeopardize the safety or soundness of the bank.


Other legislation has been or may be proposed to the United States Congress and the California Legislature and regulations may be proposed by the Federal Reserve Board, the Comptroller and the FDIC which could affect the business of the Bank. Management of the Bank cannot predict whether such pending or proposed legislation or regulations will be adopted and cannot predict the effect such proposed legislation or regulations may have on its business.

Impact of Tax Reform Act of 1986 and Recent Tax Legislation

The Tax Reform Act of 1986 ("1986 Act") made sweeping changes to the federal tax laws. Additional tax law changes were made in the Omnibus Reconciliation Act of 1987 ("1987 Act"), the Technical and Miscellaneous Revenue Act of 1988 ("1988 Act"), the Revenue Reconciliation Act of 1989 ("1989 Act"), the Revenue Reconciliation Act of 1990 ("1990 Act"), and the Comprehensive National Energy Policy Act of 1992 (the "Energy Tax Act"). The most significant changes in the taxation of commercial banks enacted under these laws include the following:

         1. Corporate tax rates. For tax years beginning on or after July 1, 1987, for most corporations taxable income is taxed at a rate of 34 percent, decreased from 46 percent under prior law.


         2. Corporate alternative minimum tax. The 1986 Act enacted an alternative minimum tax ("AMT"). In contrast to the corporate add-on minimum tax under prior law, the AMT substantially increases a corporation's federal income tax base by (a) expanding the number of preference items subject to tax and (b) applying various adjustments to regular taxable income. Generally, a corporation will be subject to the AMT to the extent the tentative minimum tax exceeds the corporation's regular tax liability. The tentative minimum tax is equal to (a) 20 percent of the excess of a corporation's "alternative minimum taxable income" ("AMTI") over an exemption amount, less (b) the alternative minimum foreign tax credit. Generally, AMTI is defined as taxable income computed with special adjustments and increased by the amount of tax preference items for a tax year.

Effective for tax years beginning after 1989, a special adjustment for "adjusted current earnings" ("ACE") is made. This adjustment replaced the "book income" adjustment that was effective for tax years beginning in 1987 through 1989. The ACE adjustment is equal to three-fourths of the excess of ACE over AMTI (determined without regard to this adjustment and the AMT net operating loss). Generally, ACE is computed by adjusting AMTI to reflect the rules applicable in computing corporate earnings and profits for federal income tax purposes; adjustments are made for depreciation, for inclusion of certain items otherwise excluded from taxable income, for disallowance of certain deductions otherwise allowed in computing taxable income, and other items.

The 1989 Act (a) modified the method of calculating depreciation for purposes of determining ACE; (b) modified the amount of the dividends received deduction available in determining ACE; (c) provided that in certain cases, the installment method of reporting gain may be used for ACE purposes; and (d) made various technical changes to the definition of ACE. The 1990 Act made various technical changes to the ACE provisions, and in 1991, the Treasury promulgated final regulations providing detailed rules for calculating the ACE adjustment.

In addition to the ACE adjustment, for purposes of determining AMTI, a corporation is required to compute its depreciation allowance using a slower depreciation rate than that used in computing regular taxable income. Also, special adjustments are made in computing a net operating loss, and generally a net operating loss deduction cannot exceed 90 percent of AMTI. Further, tax-exempt interest on certain private activity bonds issued after August 7, 1986, constitutes a tax preference increasing AMTI. Finally, the 1990 Act and the Energy Tax Act made various technical changes to the AMT.

         3. Bad debt deduction. The 1986 Act required a bank with average adjusted bases of all assets exceeding $500 million ("large bank") to compute its bad debt deduction using the specific charge-off method. Under that method, a deduction is taken at the time the debt becomes partially or wholly worthless. Under prior law, a large bank also could use one of two reserve methods, under which a bad debt deduction was computed according to the amount added to a reserve set aside for bad debts. The 1986 Act, as modified by the 1990 Act, continued to permit a bank not meeting the definition of a large bank to use either the specific charge- off method or the "experience" reserve method, under which the addition to bad debt reserve is based on the bank's actual loss experience for the current year and five preceding years.

In 1992 the Treasury promulgated final regulations which permit a bank to elect to establish a conclusive presumption that a debt is worthless, based on applying a single set of standards for both regulatory and tax accounting purposes.

         4. Interest incurred for tax-exempt obligations. Generally, taxpayers are not allowed to deduct interest on indebtedness incurred to purchase or carry tax-exempt obligations. Prior to the 1986 Act, this provision generally did not apply to interest paid by banks or other financial institutions with respect to debts incurred in the ordinary course of the bank's business. Banks were subject, however, to a 20 percent disallowance of such interest in certain cases.

The 1986 Act denies a deduction to banks for the portion of the bank's interest that is allocable to tax-exempt obligations acquired by the bank after August 7, 1986. The 20 percent disallowance of pre-1986 Act law continues to apply to tax-exempt obligations acquired between January 1, 1983, and August 7, 1986. A special exception applies to a "qualified tax-exempt obligation," which includes any tax-exempt obligation that (a) is not a private activity bond and
(b) is issued by an issuer that reasonably anticipates it will issue not more than $10 million of tax-exempt obligations (other than certain private activity bonds) during the calendar year. Qualified tax-exempt obligations are treated as acquired before August 8, 1986; thus, interest expense allocable to such bonds continues to be deductible, subject to the 20 percent disallowance.

         5. Net operating losses. Under the 1986 Act, a bank is permitted to carry a net operating loss ("NOL") back to the prior three tax years and forward to the succeeding fifteen tax years, as opposed to the ten-year carryback and five-year carryforward periods of prior law. The prior law periods were retained, however, to the extent the NOL of a commercial bank is attributable to a bad debt deduction taken under the specific charge-off method. This special rule applies to NOLs for tax years beginning after December 31, 1986, and before January 1, 1994. The 1990 Act clarified that a commercial bank's bad debt loss is treated as a separate NOL to be taken into account after the remaining portion of the NOL for the year.

         6. California tax laws. A commercial bank is subject to the California franchise tax. The applicable tax rate is higher than that applied to general (non-financial) corporations because it includes an amount "in lieu" of many other state and local taxes and license fees payable by such corporations but generally not payable by banks and financial corporations.
The bank tax rate for income years ending in 1989, 1990 and 1991 was 10.741%. For income years ending after 1991 and before December 31, 1995, the rate is the franchise tax rate applicable to general corporations (currently 9.3%) plus the in-lieu rate, but the total rate cannot exceed 11.7%. The in-lieu rate is computed under a formula based on the amounts of personal property taxes, business license taxes, and California income reported for general corporations, and must be at least 1.3%. For income years ending on or after December 31, 1995, the applicable franchise tax rate will be the general corporate rate plus 2%, with no ceiling.

For income years beginning after 1987, California substantially adopted the federal AMT, subject to modifications for the ACE adjustment, computation of NOLs, tax preference treatment for tax-exempt interest, and certain other items. Generally, a bank is subject to California AMT in an amount equal to the sum of (a) seven percent of AMTI (computed for California purposes) over an exemption amount and (b) the excess of the bank tax rate over the general corporation tax rate applied against net income for the taxable year, unless the bank's regular tax liability is greater.

California permits a bank to compute its deduction for bad debt losses under either the specific charge-off method or according to the amount of a reasonable addition to a bad debt reserve. Regulations provide detailed rules for determining the deduction under either method.

California has incorporated the federal NOL provisions, subject to significant modifications. Generally, NOLs arising in income years beginning before 1987 or after January 1, 1997 are not allowed. No carryback is permitted, and only fifty percent of the NOL for any income year may be carried forward. Under 1991 legislation, NOL carryover deductions have been suspended for income years beginning in calendar years 1991 and 1992, although the carryover period of fifteen years in certain cases is extended for two years for NOL deductions denied because of the suspension period.

The various laws discussed herein contain other changes that could have a significant impact on the banking industry. The effect of these changes is uncertain and varied, and it is unclear to what extent any of these changes may influence the Bank's operations or the banking industry generally.

In addition, on February 25, 1993, the Treasury Department released a Summary of Administration's Revenue Proposals. It is unclear whether these proposals will be enacted into law, or what impact these proposals will have on the operations of the Bank.

ITEM 2.  PROPERTIES

The Bank's headquarters building is located at 250 Lytton Avenue, Palo Alto, California. The Bank commenced operations in this new facility on October 20, 1986. The building, owned by the Bank, contains 25,800 square feet spread over three floors. In addition, there are two levels of underground parking.

On July 26, 1989, the Bank entered into a lease purchase agreement on the building located at 800 Oak Grove, Menlo Park and presently occupies 6,527 square feet. The purchase was completed on February 1, 1991. Additionally, effective October 16, 1989, the Bank leased 1,053 square feet at 133 Mission Street, Santa Cruz, California to house its Trust Representative Office.

The total book value of the premises, including land, equipment, furniture and fixtures was $14,767,804 at December 31, 1992 compared to $14,107,545 at December 31, 1991.

ITEM 3.  LEGAL PROCEEDINGS

There are no material legal proceedings to which the Bank is a party.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the security holders in the fourth quarter of 1992.

PART II.

ITEM 5.  MARKET FOR THE BANK'S COMMON STOCK AND RELATED SECURITY
         HOLDER MATTERS

Market Information

The Common Stock of the Bank is listed on NASDAQ (National Association of Securities Dealers Automated Quotations) under the quotation symbol UNNB. Principal market makers for the Bank's Common Stock are: Dean Witter Reynolds, Hoefer & Arnett, H.J. Meyer & Co., Inc. and Sutro & Co. Prices reflect actual trades.

Quarter Ended     High         Low        Last        Volume
- -------------     ----         ---        ----        ------
   3-31-92       $26.50      $23.00      $24.50       51,126
   6-30-92        25.50       22.75       23.50       68,912
   9-30-92        28.00       23.50       27.50       20,603
  12-31-92        28.50       24.50       25.50       16,969



Quarter Ended     High         Low        Last       Volume
- -------------     ----         ---        ----       ------
   3-31-91        $29.50      $24.00     $27.00      20,042
   6-30-91         30.50       26.75      27.50      22,824
   9-30-91         29.00       23.50      25.00      18,528
  12-31-91         26.50       22.50      26.00      49,285



Holders

The Bank has authorized 3,000,000 shares of Common Stock, par value $2.50 per share. As of March 17, 1993, 1,333,842 shares were outstanding and were held by approximately 875 shareholders.

Dividends

On January 23, 1992, the Board of Directors declared a dividend of fifty five cents per share to shareholders of record February 3, 1992. On July 16, 1992, the Board declared a dividend of fifty five cents per share to shareholders of record July 30, 1992. On January 28, 1993, the Board declared a dividend of thirty five cents per share to shareholders of record February 8, 1993 and changed the frequency of payment from semi-annually to quarterly.

Currently there are no existing contractual restrictions on the Bank's ability to pay dividends.

The Bank's policy is that dividends shall only be paid out of current period income. The future dividend policy of the Bank is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings and capital needs in conjunction with total liability growth.

The Bank has paid a dividend on a semi-annual basis since 1985 as is reflected in the following chart. Quarterly payments began in January, 1993.

                           History of Dividend Payout

               Declared     Declared       Total Annual
      Year     January       August           Payout
      ----     -------       ------           ------
      1985      $0.10         $0.10          $86,722.70
      1986      $0.10         $0.20         $148,685.60
      1987      $0.20         $0.20         $208,872.40
      1988      $0.20         $0.30         $265,671.80
      1989      $0.30         $0.30         $357,012.00
      1990      $0.30         $0.45         $911,567.70
      1991      $0.45         $0.55       $1,260,610.95
      1992      $0.55         $0.55       $1,430,162.80
      1993      $0.35                       $466,284.70

ITEM 6.  SELECTED FINANCIAL DATA

Summary of Earnings (000's)                                1992        1991       1990       1989        1988        1987
- --------------------------------------------------------------------------------------------------------------------------
Interest Income                                        $  23,865   $  25,397   $ 25,832   $ 22,693    $ 18,573    $ 13,824
Interest Expense                                           8,101      12,251     13,499     11,300       9,205       6,964
- --------------------------------------------------------------------------------------------------------------------------
  Net Interest Income                                     15,764      13,146     12,334     11,393       9,368       6,860
Provision for Loan Losses                                  2,215         875        360        310         330         360
- --------------------------------------------------------------------------------------------------------------------------
  Net Interest Income after Provision for Loan Losses     13,549      12,271     11,974     11,083       9,038       6,500
Non-Interest Income                                        3,895       2,518      2,240      1,600       1,255       1,110
Non-Interest Expense                                      11,808      10,312      9,497      8,044       6,522       5,323
- --------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                 5,636       4,477      4,717      4,639       3,771       2,287
  Income Taxes                                             1,555       1,261      1,352      1,393       1,055         534
- --------------------------------------------------------------------------------------------------------------------------

Net Income                                             $   4,081   $   3,216   $  3,365   $  3,246    $  2,716    $  1,753
- --------------------------------------------------------------------------------------------------------------------------

Per Share:
  Average Number of Shares Outstanding,
  Weighted (000's)                                         1,329       1,307      1,290      1,267       1,122       1,044
Net Income                                             $    3.07   $    2.46   $   2.61   $   2.56    $   2.42    $   1.68
Dividend                                               $    1.10   $    1.00   $    .75   $    .30    $    .25    $    .20
Book Value Per Share at December 31                    $   21.69   $   19.76   $  18.30   $  16.29    $  13.88    $  11.19
- --------------------------------------------------------------------------------------------------------------------------

Balance Sheet Averages (000's)
- --------------------------------------------------------------------------------------------------------------------------

Total Assets                                           $ 347,533   $ 308,923   $273,242   $229,544    $216,994    $176,095
Net Loans                                                206,310     168,909    156,207    126,748      96,566      75,874
Deposits                                                 317,611     281,319    249,481    208,807     197,257     162,084
Securities Sold Under Repurchase Agreements                1,354           1        659      1,013       4,716       3,279
Total Deposits and Securities Sold Under
  Repurchase Agreements                                  318,965     281,320    250,140    209,820     201,973     165,363
Stockholders' Equity                                      26,784      23,735     20,893     17,896      13,064      10,674
- --------------------------------------------------------------------------------------------------------------------------

Trust Assets at Year-end (000's) Cost                  $ 345,213   $ 364,972   $212,567   $187,377    $136,097    $111,497
                                 Market                  431,994     460,583    271,520   $250,136    $173,311    $127,935
- --------------------------------------------------------------------------------------------------------------------------

Selected Ratios
  Return on Average Assets                                  1.17%       1.04%      1.23%      1.41%       1.25%       1.00%
  Return on Average Equity                                  15.2%       13.6%      16.1%     18.10%      20.80%      16.40%
  Loan to Deposit (Average Balances)                        65.0%       61.0%      63.4%     60.70%      49.00%      46.80%
  Average Daily Prime Rate                                  6.25%       8.46%     10.01%     10.87%       9.31%       8.82%
  Per Share Dividend to Earnings Per Share                 35.83%      40.65%     28.74%     11.72%      10.33%      11.90%
  Average Equity to Average Total Assets                    7.71%       7.68%      7.65%      7.80%       6.02%       6.06%
- --------------------------------------------------------------------------------------------------------------------------

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Capital

During 1992, the Bank's capital net of dividends paid increased by $3,233,279 or 12.83%, compared to an increase of $2,794,593 or 12.48% in 1991, and an increase of $2,925,612 or 15.03% in 1990. Sources of additional capital in each of the periods were retained earnings, exercise of stock options and purchases of new stock by the Bank's profit sharing plan. The Consolidated Statement of Changes in Shareholders' Equity in the financial statements reflects the detailed changes.

It is the intention of the Bank to continue capital augmentation through earnings retention net of dividends in future years.

Liquidity

Historically, the Bank's balance sheet has shown a high degree of liquidity. The following table shows balance sheet proportions for the years ending December 31, 1992, December 31, 1991 and December 31, 1990:

AVERAGE BALANCE SHEET
- ----------------------
                           12/31/92          12/31/91            12/31/90
                       ----------------   ---------------    ----------------
ASSETS
Cash & Due From Banks  $ 21,383    6.15%  $ 17,299    5.60%  $ 16,367    5.99%
Investment Securities    70,134   20.18%    66,201   21.43%    58,906   21.56%
Fed Funds Sold           25,950    7.47%    27,283    8.83%    23,110    8.46%
Loans                   211,203   60.77%   180,647   58.48%   160,593   58.77%
Premises & Equipment     14,611    4.20%    13,321    4.31%    10,622    3.89%
Other Assets              4,251    1.22%     4,172    1.35%     3,644    1.33%
                       --------  -------  -------   ------   --------  ------

  TOTAL ASSETS         $347,533  100.00%  $308,923  100.00%  $273,242  100.00%
                       ========  ======   ========  ======   ========  ======

LIABILITIES
Demand Deposits        $ 40,712   11.71%  $ 35,227   11.40%  $ 31,194   11.42%
Savings & Now            67,141   19.32%    55,408   17.94%    48,938   17.91%
Money Funds             177,367   51.04%   150,012   48.56%   115,661   42.33%
Time Deposits            32,392    9.32%    40,673   13.17%    53,689   19.65%
                       --------  -------  --------  ------   -------   ------
  Total Deposits       $317,612   91.39%  $281,320   91.06%  $249,482   91.30%
Other Borrowings          1,354    0.39%     1,181    0.38%       659    0.24%
Other Liabilities         1,783    0.51%     2,687    0.87%     2,208    0.81%
                       --------  -------  --------  ------   --------  ------
  TOTAL LIABILITIES    $320,749   92.29%  $285,188   92.32%  $252,349   92.35%
SHAREHOLDERS EQUITY      26,784    7.71%    23,735    7.68%    20,893    7.65%
                       --------  -------  --------  ------   -------   ------

  TOTAL LIABILITIES    $347,533  100.00%  $308,923  100.00%  $273,242  100.00%
    AND EQUITY         ========  ======   ========  ======   ========  ======


Totals may not add due to rounding.

Bank assets containing a high degree of liquidity are Cash & Due from Banks, Investment Securities and Federal Funds sold. In 1992, those assets comprised 33.80% of the Bank's assets compared to 35.86% in 1991 and 36.01% in 1990.

A principal source of liquidity is new deposit generation. Until 1987, loan generation had lagged deposit growth. In 1992, loan growth exceeded deposit growth. In the following table, loans include bankers' acceptances. Growth rates for the last three years are shown in the following table:

                                               1992             1991            1990
                                               ----             ----            ----
Net Average Loans                            $211,204         $180,647        $160,593
Annual Growth Rate, Loans                       16.91%           12.49%          21.39%
Average Deposits                             $317,612         $281,320        $249,482
Annual Growth Rate, Deposits                    12.90%           12.76%          19.48%
Loan to Deposit Ratio
   Average Balance                              66.50%           64.21%          64.37%


The investment portfolio is another source of liquidity. While a portion of the portfolio is intended to be a long term investment, a portion is invested in short-term obligations pending re-employment of these funds in the loan portfolio or for deposit withdrawals. As of December 31, 1992, bonds totaling $1,455,488 mature within one year. Additionally, at December 31, 1992, the Bank owned bankers' acceptances totaling $1,983,378 which mature within 180 days. The securities in the portfolio are freely marketable.

Other internal sources of liquidity are the retention of earnings and cash flow generated in the loan portfolio.


External sources of liquidity include borrowings available to the Bank. As of December 31, 1992, the Bank has two lines of credit available totaling $8,000,000 of which $3,000,000 is on an "as available" basis. An additional 041 $5,000,000 is committed to June 30, 1993, and on which commitment fees have been paid.

Results of Operations

Average deposits and other borrowings increased $36.5 million or 12.91% from December 31, 1991 to December 31, 1992 compared to an increase of $51.5 million or 20.11% from December 31, 1990 to December 31, 1991. The increase was in all deposit categories except time deposits with the largest part of the increase in NOW and savings deposits, 21.18%. Time deposits decreased $8.3 million, or 20.36%. In the same period, average loans, net of bankers' acceptances, increased by $38.2 million, or 22.35%. The loan to deposit ratio increased to 66.50% on an average balance basis for the period ending December 31, 1992 from 64.21% for the period ending December 31, 1991. On an average basis, the investment portfolio increased by $3.9 million, or 5.94%, to $70.1 million in 1992. Federal funds sold and bankers' acceptances were used as alternative short-term investment vehicles.

Total average assets increased by 12.50%, or $38.6 million, to $348 million for the year ending December 31, 1992. This compares to a growth rate of 13.06% in 1991, 19.04% in 1990, 5.78% in 1989, 23.23% in 1988, 37.0% in 1987, 26.0% in
1986, 31.7% in 1985 and 31.2% in 1984. Total assets at December 31, 1992 were $374 million, an increase of 10.96% over 1991.

Daily average balances are expressed in thousands of dollars.

                                Distribution of Daily Average Assets
                                -------------------------------------
                                       1992             1991
                                 ----------------   -----------------
                                 Amount   Percent    Amount   Percent
                                 ------   -------    ------   -------
ASSETS
- ------
Cash and due from Banks         $ 21,383    6.15%   $ 17,299    5.60%
Investment Securities
  Taxable                         36,714   10.56%     34,938   11.31%
  Non-Taxable                     33,420    9.62%     31,263   10.12%
Federal Funds Sold                25,950    7.47%     27,283    8.83%
Bankers Acceptances                4,893    1.41%     11,738    3.80%
Loans, net                       206,311   59.36%    168,909   54.68%
Premises & Equipment, net         14,611    4.20%     13,321    4.31%
Other Assets                       4,251    1.22%      4,172    1.35%
                                --------  -------   --------  -------
  Total Assets                  $347,533  100.00%   $308,923  100.00%
                                ========  =======   ========  =======

Totals may not add due to rounding.


The distribution of daily average liabilities and shareholders' equity in the following chart shows some changes. As a percentage of total average liabilities and shareholders' equity, at December 31, 1992, savings and NOW accounts increased from 17.94% to 19.32% of total liabilities. Money funds 043 increased from 48.56% to 51.04%. Time deposits decreased from 13.17% to 9.32%. Shareholders' Equity increased from 7.68% to 7.71%.

                             Distribution of Daily Average Liabilities
                             -----------------------------------------
                                     1992                  1991
                              -------------------    -----------------
                              Amount      Percent    Amount    Percent
                              ------      -------    ------    -------
LIABILITIES AND
SHAREHOLDERS EQUITY
- --------------------
Deposits:
  Demand                        $ 40,712   11.71%   $ 35,227    11.40%
  Savings and NOW                 67,141   19.32%     55,408    17.94%
  Money funds                    177,367   51.04%    150,012    48.56%
  Time                            32,392    9.32%     40,673    13.17%
Other borrowed funds               1,354    0.39%      1,181     0.38%
Other liabilities                  1,783    0.51%      2,687     0.87%
Shareholders' Equity              26,784    7.71%     23,735     7.68%
                                --------  -------   --------   -------
Total Liabilities &
Shareholders' Equity            $347,533  100.00%   $308,923   100.00%
                                ========  =======   ========   =======

Totals may not add due to rounding.

Maturity Distribution of Time Certificates of Deposit Greater than $100,000 as of December 31, 1992

         Three Months or Less                      $14,368

         Three to Six Months                         1,761

         Six to Twelve Months                        1,727

         More than Twelve Months                      -0-
                                                   -------
           Total                                   $17,856
                                                   =======

All of the Bank's deposits are domestic deposits. At December 31, 1992, deposits of all related parties totaled $1,754,092, or 6.17% of capital.

In the Bank's twelfth full year of operations, net income totaled $4,081,170 compared to $3,216,151 in 1991, and $3,365,096 in 1990. Comparable per weighted share earnings were $3.07, $2.46, and $2.61 at December 31, 1992, 1991, and 1990 respectively. Book values per common share were $21.69, $19.76, and $18.30 for the respective periods.

The primary source of the Bank's earnings is net interest income which represents the difference between interest earned on loans and investments and interest paid on deposits and short-term borrowings. In 1992, net interest income on a taxable equivalent basis was $17,005,000, an increase of 18.23% over the $14,383,000 reported in 1991. This compares to a 6.88% increase over the $13,457,000 reported in 1990.

Net interest margin increased by twenty-seven basis points to 5.48% for the year ending December 31, 1992. Net interest margin was 5.21% in 1991 and 5.50% in 1990.

A more detailed discussion of the components of income and expense follows and should be read in conjunction with the accompanying schedules, the Selected Financial Data, the Consolidated Statements of Income and Notes to Consolidated Financial Statements included in this report.

                (Balance of this page intentionally left blank)

SUMMARY OF EARNINGS

                                                 1992              1991             1990             1989            1988
Interest Income                              $23,865,369       $25,396,996      $25,832,373      $22,692,622     $18,572,577
Interest Expense                               8,100,810        12,251,246       13,498,650       11,299,716       9,204,682
  Net Interest Income                        -----------       -----------      -----------      -----------     -----------
                                              15,764,559        13,145,750       12,333,723       11,392,906       9,367,895

Provision for Loan Losses                      2,215,233           875,000          360,000          310,000         330,000
  Net Interest Income after                  -----------       -----------      -----------      -----------     -----------
  Provision for Loan Losses                   13,549,326        12,270,750       11,973,723       11,082,906       9,037,895


Non-Interest Income                            3,894,502         2,518,030        2,240,042        1,599,743       1,254,791
Non-Interest Expense                          11,807,658        10,311,629        9,496,669        8,043,866       6,521,852
                                             -----------       -----------      -----------      -----------     -----------

INCOME BEFORE TAXES                            5,636,170         4,477,151        4,717,096        4,638,783       3,770,834
  Income Taxes                                 1,555,000         1,261,000        1,352,000        1,393,000       1,055,000
                                             -----------       -----------      -----------      -----------     -----------

NET INCOME                                   $ 4,081,170       $ 3,216,151      $ 3,365,096      $ 3,245,783     $ 2,715,834
                                             ===========       ===========      ===========      ===========     ===========
Per Share: (Restated to reflect two for one split in November, 1989.)
  Average Number of
  Shares Outstanding                           1,329,474         1,307,896        1,289,068        1,267,354       1,122,502
Net Income                                   $      3.07       $      2.46      $      2.61      $      2.56     $      2.42

Book Value Per Share at December 31          $     21.69       $     19.76      $     18.30      $     16.29     $     13.88


                  INTEREST RATES AND NET INTEREST DIFFERENTIAL
                           THREE YEARS, 1990 -- 1992

     The following is an analysis of net interest income and margin. Balances are expressed in thousands of dollars.

                                                      1992                         1991                         1990
                                          ---------------------------------------------------------------------------------------
                                          AVERAGE    INCOME/   YIELD/   AVERAGE   INCOME/   YIELD/   AVERAGE    INCOME/    YIELD/
                                          BALANCE    EXPENSE   RATE %   BALANCE   EXPENSE   RATE %   BALANCE    EXPENSE    RATE %
                                          -------    -------   ------   -------   -------   ------   -------    -------    ------
ASSETS
Investment Securities:
  Taxable                                 $ 36,714   $ 2,751   7.49 %  $ 34,938   $ 2,883    8.25 %  $ 29,663   $ 2,447     8.25 %
  Nontaxable*                               33,420     3,634  10.87 %    31,263     3,490   11.16 %    29,243     2,303    11.30 %
Federal Funds Sold                          25,950       872   3.36 %    27,283     1,497    5.49 %    23,110     1,849     8.00 %
Loans -- Interest & Fees                   214,001    17,844   8.34 %   182,644    18,713   10.25 %   162,439    19,357    11.92 %
                                          --------   -------           --------   -------            --------   -------
    Total Earning Assets                  $310,085   $25,101   8.09 %  $276,128   $26,583    9.63 %  $244,455   $26,956    11.03 %

Cash & Due From Banks                       21,383                       17,299                        16,367
Premises & Equipment                        14,611                       13,321                        10,625
Other Assets                                 1,454                        2,175                         1,795
                                          --------                     --------                      --------
    Total Assets                          $347,533                     $308,923                      $273,242
                                          ========                     ========                      ========

LIABILITIES & SHAREHOLDERS EQUITY

Deposits & Borrowings
  Demand                                  $ 40,712         0   0.00 %  $ 35,227         0    0.00 %  $ 31,194         0     0.00 %
  Savings & Now                             67,141     1,233   1.84 %    55,408     1,977    3.57 %    48,938     1,790     3.66 %
  Money Funds                              177,367     5,579   3.15 %   150,012     7,746    5.16 %   115,661     7,427     6.42 %
  Time                                      32,392     1,240   3.83 %    40,673     2,409    5.92 %    53,689     4,230     7.88 %
  Other Borrowed Funds                       1,354        44   3.25 %     1,181        68    5.76 %       659        52     7.89 %
                                          --------   -------           --------   -------            --------   -------
Total Deposits & Borrowings               $318,966   $ 8,096   2.54 %  $282,501   $12,200    4.32 %  $250,141   $13,499     5.40 %

Other Liabilities                            1,783                        2,687                         2,208
Stockholders' Equity                        26,784                       23,735                        20,893
                                          --------                     --------                      --------

    TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                  $347,533                     $308,923                      $273,242
                                          ========                     ========                      ========
Interest and Loan Fee Income                         $25,101   8.09 %             $26,583    9.63 %             $26,956    11.03 %
Interest Expense**                                     8,096   2.61 %              12,200    4.42 %              13,499     5.52 %
                                                     -------   ----               -------    ----               -------    -----
NET INTEREST INCOME AND MARGIN                       $17,005   5.48 %             $14,383    5.21 %             $13,457     5.50 %
                                                     =======   ====               =======    ====               =======     ====

*Interest income is calculated on a fully taxable equivalent basis using the federal statutory tax rate of 34%. The tax equivalent adjustment was $1,235,555 in 1992, $1,186,766 in 1991, and $1,123,034 in 1990.

**Interest on deposits as a percent of earning assets.

In the following Analysis of Changes in Interest Income and Expense, the change resulting from growth is expressed as a volume change while the change in yield is expressed as a rate change. Nonaccrual loans are included in the calculations. Income and yields are on a fully taxable equivalent basis, using the federal statutory income tax rate of 34% in 1992 and 1991.


                   ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE

                           1992 over 1991             1991 over 1990
INCREASE (DECREASE)         Change Due To              Change Due To
IN INTEREST INCOME         --------------             --------------
AND INTEREST EXPENSE   Volume    Rate     Total   Volume    Rate     Total
- --------------------   ------    ----     -----   ------    ----     -----
Loans                   $2,615  ($3,484)   ($869)  $2,070  ($2,714)   ($644)
Investment Securities      358     (346)      12      702      (79)     623
Federal Funds Sold         (45)    (580)    (625)     229     (581)    (352)
                        ------   ------   ------   ------   -------    ----
  Total                 $2,928  ($4,410) ($1,482)  $3,001  ($3,374)   ($373)
                        ======   ======   ======   ======   ======     ====

Savings and NOW
  Deposits                $215    ($959)   ($744)    $231     ($44)    $187
Money Fund Deposits        860   (3,027)  (2,167)   1,774   (1,455)     319
Time Deposits             (317)    (852)  (1,169)    (771)  (1,050)  (1,821)
Other Borrowings             7      (31)     (24)      30      (14)      16
                          ----   ------   ------   ------   ------   ------
  Total                   $765  ($4,869) ($4,104)  $1,264  ($2,563) ($1,299)
                          ====   ======   ======   ======   ======   ======

Interest Rates and Interest Differentials

The primary source of the Bank's earnings is the net interest income, or interest differential, which represents the difference between interest earned on loans and investments and interest paid on deposits and short term borrowings. In 1992, net interest income on a taxable equivalent basis was $17,005,000, an increase of 18.23% over the $14,383,000 net interest income in 1991. This compares to a 6.88% increase in 1991 over net interest income of $13,457,000 in 1990.

Net interest margin, interest paid as a percent of average earning assets, increased twenty-seven basis points from 5.21% in 1991 to 5.48% in 1992.

Interest income on a taxable equivalent basis decreased from $26,583,000 in 1991 to $25,101,000 in 1992, which represents a 5.57% decrease. Interest income in 1991 had decreased 1.38% over interest income in 1990, which was $26,956,000. The decrease in 1992 was attributable to a decrease in yield from 9.63% to 8.09%. The decrease in 1991 was also attributable to a decrease in yield from 11.03% to 9.63%. Overall, average rates earned on total earning assets decreased by one hundred fifty four basis points. A principal factor in this decrease was the decrease in the average daily prime rate from 8.46% to 6.25% in 1992. Interest expense on deposits and borrowed money decreased by $4,104,000, or 33.64% in 1992, as compared to an decrease of $1,299,000, or 9.62%, in 1991. Average balances of interest-bearing liabilities increased by 12.91% in 1992, as compared to a 12.94% increase in 1991. The average rate paid on interest bearing liabilities decreased by one hundred seventy eight basis points from 4.32% in 1991 to 2.54% in 1992. In 1990, the average rate paid on interest-bearing liabilities was 5.40%.

Demand deposits increased $5,485,000, or 15.57% in 1992 compared to an increase of $4,033,000 or 12.93% in 1991 over 1990. The Bank's demand deposits are held totally by corporate depositors doing business with the Bank.

Non-Interest Revenue

The following table reflects the components on total income after provision for loan losses in thousands for the years ending December 31, 1992, 1991 and 1990.

                                            % of                % of                 % of
                                           Total               Total                Total
                                  1992     Income     1991     Income      1990     Income
                                  ----     ------     ----     ------      ----     ------
Total Income After Provision
  For Loan Losses               $13,549    77.68%   $12,271    82.97%    $11,974    84.24%
Fiduciary Income                  2,046    11.73%     1,556    10.52%      1,282     9.02%
Service Charges                     510     2.92%       477     3.23%        412     2.90%
Other Income                      1,338     7.67%       485     3.28%        546     3.84%
                                -------   ------    -------   ------     -------   ------
  Total Income                  $17,443   100.00%   $14,789   100.00%    $14,214   100.00%
                                =======   ======    =======   ======     =======   ======


The following table reflects the components of non-interest income in thousands and the percentage change for the years 1992, 1991, and 1990.

                                                    Percentage Increase
                                                    --------------------
                                                        1992     1991
                                                        Over     Over
                            1992     1991     1990      1991     1990
                            ----     ----     ----      ----     ----
Service Charges           $  510   $  477   $  412      6.92%    15.78%
Trust and Fiduciary
  Fees                     2,046    1,556    1,282     31.49%    21.37%
Other Income               1,338      485      546    175.88%   -11.17%
                          ------   ------   ------
  Total                   $3,894   $2,518   $2,240     54.65%    12.41%
                          ======   ======   ======

Trust and fiduciary fees accounted for 52.54% of non-interest revenues in 1992 compared to 61.80% in 1991 and increased $490,000 or 31.49% in 1992. The market value of trust assets, upon which those fees are based, was $432 million at year end. Service charges on deposit accounts increased 6.92% to $510,000. The increase in service charge income is due to the increased number of deposit accounts. Other income is derived from safe deposit rentals, traveler's cheque commissions, miscellaneous fees for other bank services and gain on sale of securities. Following a change in Investment Policy in the second quarter of 1992, the entire U. S. Government portfolio was sold, producing a net long term capital gain of $790,000. In the first quarter of 1992, the long term capital gains on calls of securities totaled $46,100. Other income increased by 175.88%, or $853,000 in 1992. Other income decreased by 11.17% to $485,000 in 1991. The decrease in 1991 is partially attributed to the sale of a lease for $119,000 and the collection of residuals on leveraged leases of $63,000 which were non-recurring events in 1990.


Non-Interest Expense

The following table reflects the components of non-interest expense in thousands and the percentage change for the years 1992, 1991, and 1990.

                                                        Percentage
                                                         Increase
                                                       ------------
                                                       1992    1991
                                                       Over    Over
                              1992     1991     1990   1991    1990
                              ----     ----     ----   ----    -----
Salaries and Benefits      $ 7,253  $ 6,525   $5,924   11.16%  10.15%
Occupancy Expense            1,087      968    1,014   12.29%  -4.54%
FDIC and OCC Assessments       778      613      333   26.92%  84.08%
Data Processing                291      272      239    6.99%  13.81%
Outside services                71       77       59   -7.79%  30.51%
Marketing                      290      254      326   14.17% -22.09%
Stationery & Supplies          365      287      334   27.18% -14.07%
Telephone & Postage            329      289      225   13.84%  28.44%
Other Expense                1,348    1,035    1,043   30.24%  -0.77%
                           -------  -------   ------
  Total                    $11,812  $10,320   $9,497   14.46%   8.67%
                           =======  =======   ======

Non-interest expense increased $1,492,000 or 14.46% in 1992 over 1991. This compares to a 8.67% increase in 1991.

Salaries and employee benefits increased 11.16% over 1991 compared to a 10.15% increase in 1991 over 1990. The increases were due to pay increases and to staff increases that were necessary to service the substantial increases in deposits and earning assets. Average full-time equivalent staff in 1992 was
120.7 compared to 112.5 in 1991, an increase of 7.29%. Occupancy expense increased $119,000, or 12.29%, in 1992, compared to a decrease of 4.54% in 1991. The increase in 1992 was the result of the remodeling and refurbishing of 250 Lytton Avenue, Palo Alto, which was completed in the second quarter of 1992. Marketing expense increased by 14.17% in 1992 over 1991 compared to a decrease of 22.09% in 1991. The category of non-interest expense which increased by the largest percentage was FDIC and OCC assessments which increased $165,000 or 26.92% in 1992 over 1991 compared to an increase of $280,000, or 84.08% in 1991 over 1990. Increases in all categories of other expense are attributed primarily to the Bank's growth in 1992 and 1991.

Loan Portfolio

The Bank's loan portfolio is primarily composed of commercial and industrial loans with adjustable or floating interest rates. Adjustable rate loans comprise approximately 93% of the portfolio, a factor that is critical to maintaining a favorable spread between yields on earning assets and rates paid on interest-bearing liabilities. All loans are domestic. There are no loan concentrations which exceed 10% of outstanding loans.

Maturity Distribution and Rate Sensitivity Analysis

The following table shows the maturity distribution of loans on an average balance basis for 1992, 1991 and 1990 (in thousands of dollars).

                         One Year  One to    Over
                          Or Less  5 Years  5 years     Total
                         --------  -------  -------     -----
1992
Commercial & Industrial  $ 82,944   $6,953    $0      $ 89,897
Bankers' Acceptances        4,893        0     0         4,893
Real Estate               113,749        0     0       113,749
Consumer                    3,568    1,894     0         5,462
                         --------   ------    --      --------
  Total Loans            $205,154   $8,847    $0      $214,001
                         ========   ======    ==      ========
1991
Commercial & Industrial  $ 84,223   $3,360    $0      $ 87,583
Bankers' Acceptances       11,738        0     0        11,738
Real Estate                80,506        0     0        80,506
Consumer                      632    2,185     0         2,817
                         --------   ------    --      --------
  Total Loans            $177,099   $5,545    $0      $182,644
                         ========   ======    ==      ========
1990
Commercial & Industrial  $ 86,243   $2,831    $0      $ 89,074
Bankers' Acceptances        9,170        0     0         9,170
Real Estate                70,612        0     0        70,612
Consumer                    2,816    1,873     0         4,689
                         --------   ------    --      --------
  Total Loans            $168,841   $4,704    $0      $173,545
                         ========   ======    ==      ========

Loan Portfolio Distribution By Type

The following table shows the composition of the Bank's loan portfolio (in thousands of dollars) by type of loan at the dates indicated.

                                             December 31
                                    ----------------------------
                                    1992         1991       1990
                                    ----         ----       ----
Commercial & Industrial           $ 97,606    $ 95,734    $ 89,871
Bankers' Acceptances                 1,983      15,115       9,170
Real Estate Construction            17,339       7,315       6,310
Real Estate Mortgage                77,545      52,777      34,074
Installment                         35,743      37,784      34,120
                                  --------    --------    --------
  Total                           $230,216    $208,725    $173,545

Less: Reserve for Loan Losses        3,682       1,828       1,724
                                  --------    --------    --------
  Net Loans                       $226,534    $206,897    $171,821
                                  ========    ========    ========

Loss Provision and Allowance for Possible Loan Losses

The allowance for possible loan losses, which provides for the risk of losses inherent in the credit extension process, is increased by the provision for possible loan losses charged to expense and decreased by the amount of charge-offs net of recoveries. There is no precise method of predicting specific losses or amounts that ultimately may be charged off on particular segments of the loan portfolio, especially in light of the current economic environment. The conclusion that a loan may become uncollectible, in whole or in part, and be charged off against the allowance, is a matter of judgment. Similarly, the adequacy of the allowance for possible loan losses and the level of the related provision for possible loan losses can be determined only on a judgmental basis, after full review, including consideration of the following: economic conditions, borrowers' financial condition, evaluation of industry trends, loans which are contractually current as to payment terms but demonstrate a higher degree of risk as identified by management, continuing evaluation of the performing loan portfolio, monthly review and evaluation of potential problem loans identified as having loss potential, and bi-monthly review by the Board of Directors.

The Bank has established an Allowance for Loan Losses to insure that it meets statutory and regulatory requirements. This policy provides for a systematic and consistent approach to provide an adequate Allowance that is sufficient to absorb all loan and lease losses.

The Bank provided $2,215,233 as an addition to the allowance for possible loan losses in 1992. In 1991, the provision was $875,000 and in 1990, $360,000. At December 31, 1992, the allowance for loan losses was $3,682,064 or 1.61% of loans, net of banker's acceptances, compared to $1,828,025, or .94% of loans at December 31, 1991, and $1,724,021, or 1.05% of loans at December 31, 1990. Net losses in 1992 were $361,194, compared to net losses of $770,996 in 1991 and net losses of $425,763 in 1990.

              (Balance of this page is left blank intentionally.)

The following table summarizes the activity in the allowance for loan losses for the years ended December 31, 1992, 1991 and 1990.

- ----------------------------------------------------------------------------
Allowance for Loan Losses
(dollars in thousands)
- ----------------------------------------------------------------------------
                                    1992        1991         1990
                                    ----        ----         ----
Balance, January 1                $1,828     $ 1,724       $1,790
Charge-offs by loan category:
  Commercial                         160         877          438
  Real Estate mortgage                85         -0-          -0-
  Real Estate construction           -0-         -0-          -0-
  Consumer                           119           7            5
  Other                              -0-         -0-          -0-
- -----------------------------------------------------------------
    Total charge-offs             $  364     $   884       $  443
- -----------------------------------------------------------------
Recoveries by loan category:
  Commercial                      $  -0-     $   112       $   11
  Real Estate mortgage               -0-         -0-          -0-
  Real Estate construction           -0-         -0-          -0-
  Consumer                             3           1            6
  Other                              -0-         -0-          -0-
- -----------------------------------------------------------------
    Total Recoveries              $    3     $   113       $   17
- -----------------------------------------------------------------
Net charge-offs                   $  361     $   771       $  426
- -----------------------------------------------------------------
Provision charged to expense      $2,215     $   875       $  360
- -----------------------------------------------------------------
Balance, December 31              $3,682     $ 1,828       $1,724
=================================================================

Ratios:
Net charge-offs to average loans   0.17%       0.40%        0.27%
Allowance to total loans at the
  end of the year                  1.61%       0.94%        1.05%
Allowance to nonperforming
  loans at the end of the year    91.68%     315.72%    5,387.50%
=================================================================

Based upon an evaluation of individual credits, historical credit loss experienced by loan type and economic conditions, management has allocated the allowance for loan losses at December 31, 1992, 1991, and 1990:

- ----------------------------------------------------------------------------
Allocation of the Allowance for Loan Losses
(dollars in thousands)
- ----------------------------------------------------------------------------
                         Amount of Allowance at December 31,
                         ----------------------------------
                                   1992      1991      1990
                                   ----      ----      ----
  Commercial                     $  551    $  530    $  229
  Real Estate construction           11        92         2
  Real Estate mortgage            1,124       412       191
  Consumer                          184        76       109
  Leases                            -0-       -0-       -0-
  Non-Classified                  1,270       612       537
  Unallocated                       542       106       656
- -----------------------------------------------------------
    Total                        $3,682    $1,828    $1,724
===========================================================

                                      40

                            Percent of loans in each category to
                                total loans at December 31,
                            -------------------------------------
                                  1992      1991     1990
                                  ----      ----     ----
  Commercial                      37.8%     45.0%     54.0%
  Real Estate construction         4.9%      3.6%   incl mortgage
  Real Estate mortgage            50.0%     47.4%     42.5%
  Consumer                         2.4%      2.7%      2.8%
  Leases                           2.3%       .5%      0.0%
  Other                            2.6%       .8%       .7%
- -----------------------------------------------------------------
    Total                        100.0%    100.0%    100.0%
=================================================================

Non-Performing Loans

Loans for which the accrual of interest has been suspended, other loans with principal or interest contractually past due 90 days or more, or restructured loans are set forth in the following table:

Non-Performing Loans
(dollars in thousands)
                                       December 31,
                                 1992      1991      1990
                                 ----      ----      ----
Loans accounted for on a
  nonaccrual basis             $4,015    $  579     $  32
Other loans with principal
  or interest contractually
  past due 90 days or more        -0-       -0-       -0-
Restructured loans                -0-       -0-       -0-
- -----------------------------------------------------------------
  Total                        $4,015    $  579     $  32
=================================================================

Nonaccrual loans totaled $4,015,744 as of December 31, 1992 compared to $578,725 as of December 31, 1991, an increase of 593.89%. Nonaccrual loans totaled $32,743 in 1990. The substantial increase in 1992 is due to local economic conditions and the depressed real estate market. Net income not realized as a result of the nonaccrual status totaled $108,442 in 1992 and $12,253 in 1991. It is the Bank's policy to place loans on nonaccrual at ninety days delinquency or when it is identified as a potential collection problem.

Other Real Estate Owned

As of December 31, 1992, the Bank owned three parcels of other real estate totaling $1,111,805 compared to one parcel totaling $238,743 at December 31, 1991, an increase of 365.69%. Other real estate owned at December 31, 1990 totaled $328,743. Expenses associated with other real estate totaled $54,674 in 1992. Comparable information is not available for 1991 and 1990. In 1992, one parcel was sold at a loss of $17,683.


Prior to recording a foreclosure, the Bank provides for any expected loss in its allowance for loan losses. At the time of foreclosure, any difference between the loan balance and the fair value is charged to the allowance for loan losses. Foreclosed property is recorded at the lower of its cost basis or fair value, less estimated selling costs. Any subsequent decline in value is charged directly to the income statement.

Investment Portfolio

The Bank's investment portfolio decreased by $1,910,000 or 2.59% to $71,744,000 at December 31, 1992. This compares to an increase of $10,075,000 in 1991.
The decrease in 1992 was due to increased loan demand. The increase in 1991 was caused by the high degree of liquidity afforded by deposit inflows. During 1992, proceeds of $35,453,000 were received and gross gains of $879,789 and gross losses of $43,446 were realized upon the sale of the Bank's U. S. Treasury and Agency security portfolios. The proceeds were re-invested in U.
S. Agency securities with maturities of five to ten years. At December 31, 1992, the investment portfolio contained $3,705,730 net unrealized appreciation compared to $3,974,422 in net unrealized depreciation at December 31, 1991.
The following table breaks down the Bank's investment portfolio by type, maturity and yield at December 31, 1992, 1991 and 1990.

                                    Book Value             Year-End
                                      (000's)               Yields
                                   -------------      -----------------
                                   1992     1991      1990         1992 (1)
                                   ----     ----      ----         ----
Type and Maturity Groupings

U. S. Treasury Securities
      Within one year            $     0  $     0    $      0      0.00%
      After one but within
        five years                     0    4,142       3,656      0.00%
                                 -------  -------    --------
      Total                      $     0  $ 4,142    $  3,656      0.00%

U. S. Government Agencies
      Within one year            $ 5,000  $11,579    $  6,497      6.38%
      After one but within
        five years               $     0  $14,502      22,082      0.00%
      After five but within
        ten years                 30,892    8,500           0      7.29%
                                 -------  -------    --------
      Total                      $35,892  $34,581    $ 28,579      7.16%

State and Municipal Obligations
      Within one year            $ 1,455  $ 1,107    $  1,355     11.74%
      After one  but within
        five years                 6,320    6,181       5,815     11.19%
      After five but within
        ten years                 12,922   10,778       7,923     10.05%
      Over ten years              14,846   16,573      15,982     11.22%
                                 -------  -------    --------
      Total                      $35,543  $34,639    $ 31,075     10.81%

Federal Reserve Bank Stock       $   309     $290    $    267      6.00%
                                 -------  -------    --------

Total Securities                 $71,744  $73,652    $ 63,577      8.98%
                                 =======  =======    ========

(1)  Yield is computed on a tax-equivalent basis using a 34% federal tax rate.

Summary of Quarterly Information

the following quarterly information is unaudited. However, in the opinion of management, all adjustments have been made to present fairly the results of operations for such periods.

                                               1992
                                           Quarter Ended
                                           -------------
                              December 31   September 30    June 30     March 31
                              -----------   ------------    -------     --------
Interest Income               $5,993,862    $5,883,022    $6,024,862   $5,963,617
Interest Expense               1,711,667     1,896,145     2,219,461    2,269,171
                              ----------    ----------    ----------   ----------
Net Interest Income            4,282,195     3,986,877     3,805,401    3,694,446

Provision for Loan Losses        225,000       675,000     1,015,233      300,000
                              ----------    ----------    ----------   ----------
Net Interest Income after
 Provision for Loan Losses     4,057,195     3,311,877     2,790,168    3,394,446

Non-Interest Income              885,285       752,553     1,504,033      752,626
Non-Interest Expense           3,159,464     2,865,522     2,921,357    2,865,671
                              ----------    ----------    ----------   ----------
Income before Income Taxes     1,783,016     1,198,908     1,372,844    1,281,401
Income Tax Provision             492,040       330,740       378,723      353,497
                              ----------    ----------    ----------   ----------
Net Income                    $1,290,976     $ 868,168    $  994,121   $  927,904
                              ==========     =========    ==========   ==========
Earnings per Share            $     0.97     $    0.65    $     0.75   $     0.70

                                               1991
                                           Quarter Ended
                                           -------------
                              December 31   September 30    June 30     March 31
                              -----------   ------------    -------     --------
Interest Income               $6,422,407    $6,227,681    $6,490,815   $6,256,090
Interest Expense               3,012,086     3,004,765     3,149,972    3,032,490
                              ----------    ----------    ----------   ----------
Net Interest Income            3,410,321     3,222,916     3,340,843    3,223,600

Provision for Loan Losses        425,000       150,000       150,000      150,000
                              ----------    ----------    ----------   ----------
Net Interest Income after
 Provision for Loan Losses     2,985,321     3,072,916     3,190,843    3,073,600

Non-Interest Income              668,859       617,113       641,460      590,597
Non-Interest Expense           2,632,910     2,521,658     2,651,142    2,557,851
                              ----------    ----------    ----------   ----------
Income before Income Taxes     1,021,270     1,168,371     1,181,161    1,106,346
Income Tax Provision             288,007       328,952       332,553      311,488
                              ----------    ----------    ----------   ----------

Net Income                    $  733,263    $  839,419    $  848,608   $  794,858
                              ==========    ==========    ==========   ==========
Earnings per Share            $     0.56    $     0.64    $     0.65   $     0.61

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements                               Page
- -----------------------------                               ----

Independent Auditors' Report . . . . . . . . . . . . . . . . 45

Balance Sheets - December 31, 1992
  and December 31, 1991. . . . . . . . . . . . . . . . . . . 46

Statements of Income for the Years
  ended December 31, 1992, 1991 and 1990 . . . . . . . . . . 47

Statement of Changes in Shareholders' Equity for
  Years ended December 31, 1992, 1991 and 1990 . . . . . . . 48

Statement of Cash Flows for the Years
  ended December 31, 1992, 1991 and 1990 . . . . . . . . . . 49

Notes to Financial Statements for Years
  ended December 31, 1992, 1991 and 1990 . . . . . . . . . . 50

                        [KPMG PEAT MARWICK LETTERHEAD]




                          Independent Auditors' Report


The Board of Directors
University National Bank & Trust Company:


We have audited the accompanying consolidated balance sheets of University National Bank & Trust Company and subsidiary as of December 31, 1992 and 1991, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1992. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of University National Bank & Trust Company and subsidiary as of December 31, 1992 and 1991, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1992, in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK


January 20, 1993

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                          Consolidated Balance Sheets

                           December 31, 1992 and 1991



                          Assets                                     1992           1991
                          ------                                     ----           ----
Cash and due from banks                                         $ 28,320,740      20,315,407
Investment securities (note 2)                                    71,744,039      73,652,803
Federal funds sold                                                27,600,000      18,100,000
Bankers' acceptances purchased                                     1,983,378      15,114,693

Loans (note 3):
    Commercial                                                    97,600,906      95,734,978
    Real estate                                                  124,887,610      92,393,551
    Consumer installment                                           5,743,961       5,481,875
                                                                ------------     -----------
                                                                 228,232,477     193,610,404

    Less allowance for loan losses (note 3)                        3,682,064       1,828,025
                                                                ------------     -----------

         Net loans                                               224,550,413     191,782,379

Buildings, furniture and equipment, net (note 4)                  14,767,804      14,107,545
Accrued interest receivable and other assets (note 6)              4,989,047       3,938,823
                                                                ------------     -----------

                                                                $373,955,421     337,011,650
                                                                ============     ===========

                Liabilities and Shareholders' Equity
                ------------------------------------

Liabilities:
    Deposits:
       Demand accounts                                            56,272,356      41,719,964
       NOW accounts                                               82,875,126      64,354,104
       Savings accounts                                            2,939,802       2,444,192
       Insured money fund accounts                               176,620,146     167,387,838
       Time certificates of deposit, $100,000 and over
          (note 5)                                                17,856,571      23,989,340
       Other time certificates (note 5)                            6,629,376       9,238,389
                                                                ------------     -----------

                 Total deposits                                  343,193,377     309,133,827

    Accrued interest payable and other liabilities                 2,337,396       2,686,454
                                                                ------------     -----------
                 Total liabilities                               345,530,773     311,820,281
                                                                ------------     -----------

Commitments and contingencies (note 10)

Shareholders' equity (notes 7, 8, 9 and 12):
    Common stock, $2.50 par value. Authorized: 3,000,000
       shares; issued and outstanding: 1,310,566
       in 1992 and 1,274,806 in 1991                               3,276,415       3,187,015
    Capital surplus                                                7,094,925       6,602,053
    Retained earnings                                             18,053,308      15,402,301
                                                                ------------     -----------

                 Total shareholders' equity                       28,424,648      25,191,369
                                                                ------------     -----------

                                                                $373,955,421     337,011,650
                                                                ============     ===========

See accompanying notes to consolidated financial statements.

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                       Consolidated Statements of Income

                  Years ended December 31, 1992, 1991 and 1990



                                                   1992          1991         1990
                                                   ----          ----         ----
Interest income:
    Interest on loans and bankers'
      acceptances                              $17,843,968    18,713,463   19,356,600
    Interest on federal funds sold                 872,370     1,497,104    1,848,895
    Interest on investment securities            5,149,031     5,186,429    4,626,878
                                               -----------    ----------   ----------

                                                23,865,369    25,396,996   25,832,373
                                               -----------    ----------   ----------

Interest expense:
    Interest on deposits:
      Interest on NOW, savings, money
        fund and time certificates of
        deposit under $100,000                   7,144,152    10,409,017   10,007,718
      Interest on time certificates of
        deposit, $100,000 and over                 912,392     1,774,570    3,438,912
                                               -----------    ----------   ----------

                                                 8,056,544    12,183,587   13,446,630

    Interest on borrowed money                      44,266        67,659       52,020
                                               -----------    ----------   ----------

                                                 8,100,810    12,251,246   13,498,650
                                               -----------    ----------   ----------

                Net interest income             15,764,559    13,145,750   12,333,723

Provision for loan losses (note 3)               2,215,233       875,000      360,000
                                               -----------    ----------   ----------

                Net interest income
                  after provision for
                  loan losses                   13,549,3261   12,270,750   11,973,723

Other operating income:
    Trust and fiduciary fees                     2,046,312     1,555,783    1,282,236
    Investment securities gain, net                836,343         -            -
    Customer service charges                       509,878       476,973      412,059
    Other income                                   501,969       485,274      545,747
                                               -----------    ----------   ----------

                                                17,443,828    14,788,780   14,213,765
                                               -----------    ----------   ----------

Other expenses:
    Salaries and employee benefits               7,252,788     6,525,220    5,924,039
    Occupancy                                    1,087,260       968,055    1,013,651
    FDIC and OCC assessments                       777,873       612,902      332,752
    Other expenses                               2,689,737     2,205,452    2,226,227
                                               -----------    ----------   ----------

                                                11,807,658    10,311,629    9,496,669
                                               -----------    ----------   ----------

                Income before income taxes       5,636,170     4,477,151    4,717,096

Income taxes (note 6)                            1,555,000     1,261,000    1,352,000
                                               -----------    ----------   ----------

                Net income                     $ 4,081,170     3,216,151    3,365,096
                                               ===========    ==========   ==========

Net income per common share (note 1)           $      3.07          2.46         2.61
                                               ===========    ==========   ==========

See accompanying notes to consolidated financial statements.

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

           Consolidated Statements of Changes in Shareholders' Equity

                  Years ended December 31, 1992, 1991 and 1990



                                          Common stock
                                      -------------------      Capital     Retained
                                      Shares       Amount      surplus     earnings      Total
                                      ------       ------      -------     --------      -----
Balances, December 31, 1989          1,195,000   $2,987,500   5,490,371   10,993,293   19,471,164
Issuance of common stock                28,607       71,518     400,626        -          472,144
Cash dividends ($.75 per share)          -            -           -         (911,628)    (911,628)
Net income                               -            -           -        3,365,096    3,365,096
                                     ---------   ----------   ---------   ----------   ----------

Balances, December 31, 1990          1,223,607    3,059,018   5,890,997   13,446,761   22,396,776
Issuance of common stock                51,199      127,997     577,029        -          705,026
Tax benefits arising from
  disqualifying disposition of
  stock options (note 7)                 -            -         134,027        -          134,027
Cash dividends ($1.00 per share)         -            -           -       (1,260,611)  (1,260,611)
Net income                               -            -           -        3,216,151    3,216,151
                                     ---------   ----------   ---------   ----------   ----------

Balances, December 31, 1991          1,274,806    3,187,015   6,602,053   15,402,301   25,191,369
Issuance of common stock                35,760       89,400     492,872        -          582,272
Cash dividends ($1.10 per share)         -            -           -       (1,430,163)  (1,430,163)
Net income                               -            -           -        4,081,170    4,081,170
                                     ---------   ----------   ---------   ----------   ----------

Balances, December 31, 1992          1,310,566   $3,276,415   7,094,925   18,053,308   28,424,648
                                     =========   ==========   =========   ==========   ==========





See accompanying notes to consolidated financial statements.

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                     Consolidated Statements of Cash Flows

                  Years ended December 31, 1992, 1991 and 1990

                                                                1992          1991          1990
                                                                ----          ----          ----
Cash flows from operating activities:
    Net income                                              $  4,081,170     3,216,151     3,365,096
    Adjustments to reconcile net income
      to net cash provided by operating
      activities:
        Provision for loan losses                              2,215,233       875,000       360,000
        Depreciation and amortization                            590,281       547,605       349,603
        Net amortization of investment
          security discounts                                     131,068        47,661        44,926
        Loss (gain) on sale or call of
          investment securities                                 (836,343)        -               923
        Decrease (increase) in deferred
          taxes                                                 (705,000)       79,300        78,300
        Changes in other operating assets
          and liabilities:
            Accrued interest receivable
              and other assets                                  (345,224)       48,640       728,994
            Accrued interest payable and
              other liabilities                                 (349,058)      533,306      (570,466)
                                                            ------------   -----------   -----------
              Net cash provided by
                operating activities                           4,782,127     5,347,663     4,357,376
                                                            ------------   -----------   -----------
Cash flows from investing activities:
    Proceeds from maturities of
      investment securities                                    6,685,000     7,850,000     4,950,000
    Proceeds from sales and calls of
      investment securities prior to
        maturity                                              35,453,434         -           300,000
    Purchase of investment securities                        (39,524,395)  (17,972,904)  (12,469,516)
    Decrease in securities sold under
      repurchase agreements                                        -        (1,675,000)   (2,875,000)
    Net increase in loans                                    (34,983,267)  (30,006,544)  (18,820,627)
    Net decrease (increase) in bankers'
      acceptances                                             13,131,315    (5,944,185)   (5,209,686)
    Capital expenditures                                      (1,250,540)   (4,122,594)     (573,288)
                                                            ------------   -----------   -----------
              Net cash used by
                investing activities                         (20,488,453)  (51,871,227)  (34,698,117)
                                                            ------------   -----------   -----------
Cash flows from financing activities:
    Net increase in demand deposits,
      NOW accounts, savings deposits
      and money fund deposits                               $ 42,801,332    59,753,218    32,802,248
    Net decrease in certificates
      of deposit                                              (8,741,782)  (11,407,360)   (3,400,962)
    Cash dividends                                            (1,430,163)   (1,260,611)     (911,628)
    Proceeds from common stock issued                            582,272       705,026       472,144
                                                            ------------   -----------   -----------
              Net cash provided by
                financing activities                          33,211,659    47,790,273    28,961,802
                                                            ------------   -----------   -----------
Increase (decrease) in cash and cash
    equivalents                                               17,505,333     1,266,709    (1,378,939)

Cash and cash equivalents, beginning of year                  38,415,407    37,148,698    38,527,637
                                                            ------------   -----------   -----------
Cash and cash equivalents, end of year                      $ 55,920,740    38,415,407    37,148,698
                                                            ============   ===========   ===========

See accompanying notes to consolidated financial statements.

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements

                        December 31, 1992, 1991 and 1990



(1)  Summary of Significant Accounting Policies

     (a)  General

     University National Bank & Trust Company and subsidiary (collectively the "Bank") commenced operations as a commercial bank in May 1980. The Bank's main facility is located in downtown Palo Alto, with an additional banking floor in downtown Menlo Park and a trust representative office in Santa Cruz. Commercial banking services offered by the Bank include accepting checking, savings, and time deposits and money fund deposit accounts; advancing commercial, installment, and certain real estate loans; and offering safe deposit services and other customary banking services to the retail, business, and professional community in and adjacent to Palo Alto. In addition, the Bank offers trust and trustee services to employee benefit plans, living trusts and testamentary trusts.

     (b)  Principles of Consolidation

     The consolidated financial statements of the Bank include the accounts of University National Bank & Trust Company and Lytton Corporation, its wholly owned subsidiary. All intercompany transactions have been eliminated.

     (c)  Fair Value of Financial Instruments

     In 1992, the Bank adopted Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments." SFAS 107 requires entities to disclose the fair value of certain on-and off-balance sheet financial instruments in their audited financial statements. Fair value estimates, methods and assumptions are set forth below for the Bank's financial instruments.

          (i)  Cash and Due from Banks, Federal Funds Sold,
               Bankers' Acceptances Purchased, Accrued Interest
               Receivable and Accrued Interest Payable

               The book value approximates fair value because of the short maturity of these instruments.



                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements





        (ii)  Investment Securities

              Fair value of long-term investments, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

        (iii) Loans

              Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential mortgage and consumer installment. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing or nonperforming categories.

              Fair value of performing fixed rate loans is calculated by discounting scheduled cash flows on a pool basis through their estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Bank's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

              For adjustable rate mortgage loans, the estimated average repricing period is 180 days. For adjustable rate commercial loans, the average repricing period is one day. Based on the repricing frequency and minimal credit concerns for these loans, the book value of adjustable rate loans is used as an estimate of their fair value.

              Fair value for significant nonperforming loans is based on estimated cash flows that are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.



                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements





         (iv)  Deposit Liabilities

               Fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, NOW accounts, savings, and insured money fund accounts, is equal to the amount payable on demand as of December 31, 1992. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

         (v)   Commitments to Extend Credit and Standby Letters of Credit

               Fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the original terms of the agreements and the present creditworthiness of the counterparties. The fair value of letters of credit is based on fees actually charged for similar agreements in the prior year. No fair value is assigned to loans in process.

         (vi)  Limitations

               Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.



                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements





                Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Bank has a substantial trust department that contributes net fee income annually. The trust department is not considered a financial instrument, and its value has not been incorporated into fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred taxes and buildings, furniture and equipment. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the fair value estimates.

     (d)  Investment Securities

     Investment securities are those securities which management intends to hold to maturity based on currently foreseeable conditions. These securities are stated at cost adjusted for amortization of premiums and accretion of discounts, using methods approximating the interest method. Gains or losses on disposition are based on the net proceeds and adjusted carrying amount of the securities sold, using the specific identification method.

     (e)  Loans and Allowance for Loan Losses

     Loans are stated at the amount of unpaid principal net of undisbursed funds, reduced by an allowance for loan losses. Interest on commercial, real estate, and consumer installment loans is accrued on a simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of loan collectibility and prior loan loss experience. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Regulatory examiners may require the Bank to recognize additions to the allowance based on their judgements about information available to them at the time of their examinations. Accrual of interest is discontinued and prior accrued interest is reversed on a loan when the payment of interest or principal is 90 or more days past due.

     Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield over its estimated life.



                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements





     (f)  Buildings, Furniture and Equipment

     Buildings, furniture and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

     (g) Income Taxes

     The Bank currently recognizes income tax expense based upon the deferred method. Under this method, deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes. These differences relate principally to depreciation of equipment, provision for loan losses and use of the accrual basis of accounting for financial statement purposes and the cash basis of accounting for income tax purposes in prior years.

     Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," was issued by the FASB in February 1992. SFAS 109 requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     SFAS 109 is effective for fiscal years beginning after December 15, 1992. Upon adoption, the provisions of SFAS 109 may be applied without restating prior years' financial statements or may be applied retroactively by restating any number of consecutive prior years' financial statements.

     The Bank estimates that the adoption of SFAS 109 will not have a material impact on the Bank's financial statements.

     (h)  Net Income Per Common Share

     Primary net income per common share is based on the weighted average number of common shares outstanding of 1,329,474 in 1992, 1,307,896 in 1991, and 1,289,068 in 1990, including the effect of stock options. The net income per common share for 1992 includes net shares issuable upon assumed exercise of stock options using the "treasury stock method," which assumes that stock options are exercised at the beginning of the period and the proceeds from exercise are used to purchase common stock at average market prices.



                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements





     (i)  Statement of Cash Flows

     For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from banks and federal funds sold.

     Supplemental disclosure of cash flow information follow:

                                               1992         1991         1990
                                               ----         ----         ----
         Cash paid for interest             $8,196,670   12,352,926   13,518,115
         Cash paid for income taxes          1,945,000    1,428,682    1,263,842
         Interest costs capitalized              -            -           27,050

     Capital surplus increased by $134,027 in 1991 when the Bank recognized tax benefits from the disqualifying disposition of stock options by optionees (note 7).

     (j)  Reclassification

     Certain prior year amounts have been reclassified to conform to the 1992 financial statement presentation.

(2)  Investment Securities

     The following table presents the book value and estimated fair value of investment securities at December 31, 1992.

                                 Securities        Obligations
                                   of U.S.          of states
                                 government            and              Total
                                agencies and        political         investment
     Maturity in years          corporations       subdivisions       securities
     -----------------          ------------       ------------       ----------
     1 year or less             $     -              1,455,485         1,455,485
     1 to 5 years                 5,000,000          6,320,038        11,320,038
     5 to 10 years               30,892,283         12,922,020        43,814,303
     Over 10 years                  309,100         14,845,113        15,154,213
                                -----------         ----------        ----------

     Book value                  36,201,383         35,542,656        71,744,039

     Gross unrealized
       gains                        945,399          2,849,766         3,795,165

     Gross unrealized
       losses                       (64,557)           (24,878)          (89,435)
                                -----------         ----------        ----------

     Estimated fair
       value                    $37,082,225         38,367,544        75,449,769
                                ===========         ==========        ==========



                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements





     The maturity distribution at December 31, 1992 of investment securities at estimated fair value was as follows:

                                     Securities                Obligations
                                       of U.S.                  of states
                                     government                    and                     Total
                                    agencies and                political                investment
     Maturity in years              corporations               subdivisions              securities
     -----------------              ------------               ------------              ----------
     1 year or less                 $     -                      1,497,438                1,497,438
     1 to 5 years                     5,042,180                  6,802,967               11,845,147
     5 to 10 years                   31,730,945                 13,789,449               45,520,394
     Over 10 years                      309,100                 16,277,690               16,586,790
                                    -----------                 ----------               ----------
     Estimated fair
        value                       $37,082,225                 38,367,544               75,449,769
                                    ===========                 ==========               ==========

     During 1992, proceeds of $35,453,434 were reross gains of $879,789 and gross losses of $43,446 were realized upon sale of the Bank's U.S. Treasury and agency securities portfolios. No investment securities were sold during the fiscal years ended December 31, 1991 or 1990, and there were no securities held for sale at December 31, 1992 or 1991. As of December 31, 1992 and 1991, no investment securities were sold under repurchase agreements, and $50,347,263 and $32,284,129, respectively, of investment securities were pledged for the faithful performance of the trust function and to secure certain public deposits.

     The following table presents the book value and estimated fair value of investment securities at December 31, 1991.

                                                Securities        Obligations
                                                 of U.S.           of states
                                 U.S.           government            and               Total
                               Treasury        agencies and        political         investment
     Maturity in years        securities       corporations       subdivisions       securities
     -----------------        ----------       ------------       ------------       ----------
     1 year or less           $    -            11,579,153          1,107,077        12,686,230
     1 to 5 years              4,142,008        14,501,755          6,180,950        24,824,713
     5 to 10 years                 -             8,500,544         10,778,600        19,279,144
     Over 10 years                 -               289,700         16,573,016        16,862,716
                              ----------        ----------         ----------        ----------

     Book value                4,142,008        34,871,152         34,639,643        73,652,803

     Gross unrealized
       gains                     258,829           935,043          2,789,311         3,983,183

     Gross unrealized
       losses                      -                 -                 (8,761)           (8,761)
                              ----------        ----------         ----------        ----------

     Estimated fair
       value                  $4,400,837        35,806,195         37,420,193        77,627,225
                              ==========        ==========         ==========        ==========



                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements



(3)  Loans and Allowance for Loan Losses

     The following table presents the book value and estimated fair value of loans at December 31, 1992:


                                                        Book               Estimated
                                                        value              fair value
                                                        -----              ----------
           Commercial:
              Fixed                                 $ 13,570,190           13,672,275
              Adjustable                              84,030,716           83,273,717
           Real estate:
              Commercial:
                 Adjustable                           65,994,388           65,994,388
              Residential:
                 Adjustable                           58,893,222           58,893,222
           Consumer installment:
                 Fixed                                 2,238,496            2,165,327
                 Adjustable                            3,505,465            3,505,465
                                                    ------------          -----------

                      Total                         $228,232,477          227,504,394
                                                    ============          ===========

     Transactions in the allowance for loan losses were as follows:

                                                                   Years ended December 31,
                                                           -----------------------------------------
                                                           1992               1991              1990
                                                           ----               ----              ----
         Balance, beginning of year                     $1,828,025          1,724,021         1,789,784
         Provision charged to income                     2,215,233            875,000           360,000
         Loans charged off                                (363,746)          (884,379)         (443,279)
         Loan recoveries                                     2,552            113,383            17,516
                                                        ----------          ---------         ---------
         Balance, end of year                           $3,682,064          1,828,025         1,724,021
                                                        ==========          =========         =========

      Loans classified as nonaccrual as of December 31, 1992 and 1991 were $4,015,744 and $578,725, respectively.

      Certain directors, executive officers and principal shareholders are loan customers of the Bank. Such loans are made in the ordinary course of business on normal credit terms, including interest rate and collateralization, and none represent more than a normal risk of collection. Such loans were approximately $546,000 and $2,170,000 at December 31, 1992 and 1991, respectively. During 1992, additional loans of approximately $2,440,000 were made and payments of approximately $4,064,000 were received. During 1991, additional loans of approximately $1,504,000 were made and payments of approximately $954,000 were received.


                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements



(4)  Buildings, Furniture and Equipment

     Buildings, furniture and equipment consist of the following:

                                                              December 31,
                                                        -----------------------
                                                        1992               1991
                                                        ----               ----
         Land                                       $ 3,180,514          3,180,514
         Buildings                                   11,333,420         10,746,464
         Furniture and equipment                      3,420,531          2,756,947
                                                    -----------         ----------

                                                     17,934,465         16,683,925

         Less accumulated depreciation                3,166,661          2,576,380
                                                    -----------         ----------

                                                    $14,767,804         14,107,545
                                                    ===========         ==========

     In February 1991, the Bank purchased a building in Menlo Park which it had previously leased. The Bank leases its Santa Cruz trust office under a noncancelable operating lease which expires in September 1995. Upon expiration, the Bank has one three year option remaining on the lease. Should the Bank not extend the lease in 1995, the Bank has the right to continue the lease on a month-to-month basis, and pay a monthly rent equal to 125% of the monthly rent payable during the last month of the current lease term. Monthly rent is based on a minimum rental plus adjustments for cost of living increases.

(5)  Certificates of Deposit

     The following table presents the book value and estimated fair value of certificates of deposit at December 31, 1992.

                                                                  Book             Estimated
                                                                  value            fair value
                                                                  -----            ----------
         Certificates of deposit:
            Maturing in six months or less                     $21,532,572         21,546,412
            Maturing between six months and
              one year                                           2,545,891          2,550,416
            Maturing between one and two years                     407,484            421,502
                                                               -----------         ----------

                   Total                                       $24,485,947         24,518,330
                                                               ===========         ==========



                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements



(6)  Income Taxes

     Income tax provisions in the consolidated statements of income are as follows:

                                                      Years ended December 31,
                                          ------------------------------------------
                                          1992               1991               1990
                                          ----               ----               ----
           Current:
              Federal                  $1,468,000            722,500            743,500
              State                       792,000            459,200            530,200
                                       ----------          ---------          ---------

                                        2,260,000          1,181,700          1,273,700
                                       ----------          ---------          ---------

           Deferred:
              Federal                    (528,000)            54,800            104,800
              State                      (177,000)            24,500            (26,500)
                                       ----------          ---------          ---------

                                         (705,000)            79,300             78,300
                                       ----------          ---------          ---------

                                       $1,555,000          1,261,000          1,352,000
                                       ==========          =========          =========

     Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

                                                                    Years ended December 31,
                                         ------------------------------------------------------------------------
                                                 1992                      1991                       1990
                                         -------------------       -------------------        -------------------
                                         Amount      Percent       Amount      Percent        Amount      Percent
                                         ------      -------       ------      -------        ------      -------
     Tax at statutory federal
        income tax rate                $1,916,000     34.0%       1,522,200     34.0%       $1,603,800      34.0%
     Increase (decrease) in
        tax resulting from:
          Tax-exempt income              (762,000)   (13.5)        (698,900)   (15.6)         (643,000)    (13.6)
          State income tax, net
          of federal tax benefit          406,000      7.2          319,200      7.1           332,400       7.1
        Other, net                         (5,000)     (.1%)        118,500      2.7            58,800       1.2
                                       ----------     ----        ---------     ----        ----------      ----

     Applicable income taxes           $1,555,000     27.6%       1,261,000     28.2%       $1,352,000      28.7%
                                       ==========     ====        =========     ====        ==========      ====

     Accumulated deferred income tax assets of $1,170,000 and $476,200 at December 31, 1992 and 1991, respectively, were included in accrued interest receivable and other assets.



                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements



     The principal sources of the deferred tax provision (credit) are as follows:

                                                                   Years ended December 31,
                                                          ------------------------------------------
                                                          1992               1991               1990
                                                          ----               ----               ----
          Provision for state income
             taxes deductible for federal
             income tax purposes                       (131,000)            23,400             13,700

          Provision for loan losses for
             federal income tax purposes
             greater (less) than provision
             for financial statements                  (752,000)           (25,000)            22,400

          Other, net                                    178,000             80,900             42,200
                                                      ---------            -------             ------

                                                      $(705,000)            79,300             78,300
                                                      =========            =======             ======

(7)  Employee Stock Option Plan

     The Bank has a stock option plan for certain of its officers and key employees. Options are granted at prices per share not less than market price at date of grant. The options are exercisable beginning one year from the date of grant at 20% annually and expire at various dates through January 22, 2002. Options which terminate without being exercised may be reissued. Shares of common stock reserved for stock options were 48,950 and 9,950 at December 31, 1992 and 1991, respectively.

                                                                           Shares
                                                                           under            Price
                                                                           option           range
                                                                           ------           -----
          Outstanding at January 1, 1991                                  167,926     $  6.19 - $ 32.50
          Granted                                                          37,000     $ 24.38 - $ 27.25
          Exercised                                                       (36,800)    $  6.19 - $ 23.13
          Expired                                                         (13,400)    $ 11.50 - $ 32.50
                                                                          -------

          Outstanding at December 31, 1991                                154,726     $  6.56 - $ 32.50

          Outstanding at January 1, 1992                                  154,726     $  6.56 - $ 32.50
          Granted                                                          11,000     $ 24.75 - $ 26.25
          Exercised                                                       (21,826)    $  6.56 - $ 15.19
          Expired                                                           -
                                                                          -------

          Outstanding at December 31, 1992                                143,900     $ 11.25 - $ 32.50
                                                                          =======



                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements





     At December 31, 1992, 52,500 shares were exercisable through January 22, 2002 priced from $11.25 to $32.50. At December 31, 1991, 53,326 shares were exercisable through July 17, 2001 priced from $6.56 to $32.50.

     Tax benefits from early disposition of the stock by optionees under incentive stock options of $134,027 were credited to capital surplus in 1991.

(8)  Outside Directors Stock Option Plan

     In January of 1992, the Board and shareholders of the Bank adopted a stock option plan for its non-employee directors. Options are granted at prices per share not less than market price at date of grant. The options are exercisable beginning one year from the date of grant at 20% annually and expire on January 22, 1998. Options which terminate without being exercised may be reissued. Shares of common stock reserved for granting of stock options were 11,000 at December 31, 1992. During 1992, 9,000 shares were granted at a price of $24.75 per share.

(9)  Profit-Sharing Plan

     The Bank has a profit-sharing plan covering substantially all employees. Contributions are made to the plan at the discretion of the Bank's Board of Directors. Plan contributions were $408,117, $321,615 and $336,509 for the years ended December 31, 1992, 1991 and 1990, respectively.

(10) Commitments and Contingencies

     (a)  Financial Instruments with Off-Balance Sheet Risk

     The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs
     of its customers.   Such financial instruments include commitments to
     extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated balance sheets. The contractual amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank controls the credit risk of these transactions through credit approvals, limits, and monitoring procedures.





                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements





     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include marketable securities, accounts receivable, inventory, property, plant, and equipment, income-producing commercial properties and residential properties.

     Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Such guarantees are primarily issued to support public and private borrowing arrangements. These guarantees are extended for less than five years and expire in decreasing amounts through 1997. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

     Of the standby letters of credit outstanding at December 31, 1992, 80% are unsecured, and 20% are 100% collateralized.

     The contract amount and estimated fair value of commitments to extend credit and standby letters of credit at December 31, 1992 is as follows:

                                                              Contract            Estimated
                                                               amount             fair value
                                                              --------            ----------
        Commitments to extend credit                        $73,128,342            599,600
        Standby letters of credit                             7,327,832             76,300

     At December 31, 1991, the Bank had commitments to extend credit of $80,410,239 and standby letters of credit of $8,047,791.

     Based on the historical experience of the Bank, management does not believe that it will be called upon to disburse all of the funds available under these commitments.

     (b)  Concentration of Credit Risk

     The Bank grants residential, commercial and consumer loans to customers located primarily in the northern California Bay Area. Although the Bank has a diversified portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economic sector of the northern California Bay Area.



                                                                     (Continued)

                    UNIVERSITY NATIONAL BANK & TRUST COMPANY

                   Notes to Consolidated Financial Statements





     (c)  Available Lines of Credit

     At December 31, 1992, the Bank had available an unused line of credit of $3,000,000 for Federal fund borrowings on an "as available" basis, and a $5,000,000 committed line of credit. Any amounts drawn on the committed line of credit will be collateralized by marketable securities having an aggregate market value of not less than 125% of the loan amount.

(11) Trust Assets

     The trust department of the Bank held the following types of fiduciary assets, at cost:

                                                                     December 31,
                                                               -----------------------
                                                               1992               1991
                                                               ----               ----
         Personal living trusts                            $120,667,545         95,716,728
         Employee benefit trusts                             28,906,440         29,561,367
         Agency, safekeeping, custodian
            and escrow accounts                             188,795,296        227,812,862
         Court trusts                                         4,712,972          8,598,011
         Plus liabilities                                     2,130,452          3,283,238
                                                           ------------        -----------
                                                           $345,212,705        364,972,206
                                                           ============        ===========

     The market value of the trust assets was approximately $431,994,000 and $460,583,000 at December 31, 1992 and 1991, respectively. These assets are not beneficially owned by the Bank and, therefore, are not included in the accompanying balance sheets.

(12) Regulatory Matters

     The Bank is subject to the Office of the Comptroller of the Currency (OCC) governing capital adequacy. In 1989, the OCC adopted regulations for determining capital adequacy which involve assigning assets to four broad risk categories and establishing minimum capital ratios based on these assignments. The regulations were phased in over three years, and require a ratio of capital to risk-weighted assets of 8.00% and a minimum Tier 1 ratio (as defined by the regulations) of 4.00% by December 31, 1992. At December 31, 1992, the bank qualified for the top capital category of "well capitalized" under the regulations.

     Additionally, banking regulations limit the amount of dividends that may be paid without prior approval by the Bank's regulatory agency. Retained earnings against which dividends may be paid without prior approval is approximately $7,060,000 at December 31, 1992, subject to the minimum capital ratio requirements noted above.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

PART III.

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this item other than information regarding executive officers is set forth under "Election of Directors" and "Executive Compensation and Other Matters" in the Bank's Proxy Statement for the 1993 Annual Meeting of Shareholders, which is herein incorporated by reference.

Executive Officers

CARL J. SCHMITT, age 58, has been Chairman and Chief Executive Officer of the Bank since its organization in 1979. Mr. Schmitt was self-employed as a banking consultant from 1978 to 1979 and was Superintendent of Banks of the State of California from 1975 to 1978.

GAYLE A. ANDERSON, age 51, has been Executive Vice President and Chief Financial Officer since December, 1984. She has 29 years banking experience including that of President of Golden Gate Bank in San Francisco and 12 years of experience in the California State Banking Department.

DAVID R. HOOD, age 48, has been Executive Vice President and Senior Lending Officer since 1991. He has been with the Bank since 1985. Mr. Hood had an eighteen year career with Wells Fargo Bank, most recently serving as Vice President and Manager of the San Mateo Business Center.

HALL PALMER, age 52, has been Executive Vice President and Senior Trust Officer since May, 1987. From 1984 to 1987, he was Senior Vice President and Executive Trust Officer with Key Bank of Oregon, formerly Pacific Western Bank. Mr. Palmer had a sixteen year career with Wells Fargo Bank, most recently serving as Vice President and Trust Officer managing the Peninsula Trust Region from 1982 to 1984.

SUZANNE M. POWERS, age 35, has been Executive Vice President and Senior Operations Officer since January, 1992. She has been with the Bank since 1981. From 1975 to 1981, she was with the chartered Bank of London, most recently as an Operations Officer in the Fremont Office.

ITEM 11.  EXECUTIVE COMPENSATION

The information required by this item is set forth under "Executive Compensation and Other Matters" in the Bank's Proxy Statement for the 1993 Annual Meeting of Shareholders which is incorporated herein by reference.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is set forth under "General Information, Stock Ownership of Certain Beneficial Owners and Management" in the Bank's Proxy statement for the 1993 Annual Meeting of Shareholders which is incorporated herein by reference.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is set forth under "Executive Compensation and Other Matters, Certain Relationships and Transactions" in the Bank's Proxy Statement for the 1993 Annual Meeting of Shareholders which is incorporated herein by reference.

PART IV.

ITEM 14.  EXHIBITS AND REPORTS ON FORM 8-K

(a)   Exhibits

3.1 Articles of Association dated December 11, 1979 as amended.

3.2   Restated Bylaws of the Association dated July 19,  1990.

10.1  1980 Stock Option Plan, Amended and Restated as of July 21,
      1988.*

10.2  Outside Directors Stock Option Plan dated January 23,
      1992.*

10.3  Employees' Profit Sharing and Tax Deferred Savings Plan
      Effective as of January 1, 1988 as amended.*

(b)   Reports on Form 8-K

No form 8-K was filed during the fourth quarter.
*Relates to compensation.

                                   SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      University National Bank and
                                      Trust Company


                                   By: /s/ Carl J. Schmitt
                                       ---------------------------
                                       Carl J. Schmitt, Chairman
                                       and Chief Executive Officer

Date: March 26, 1993

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the date indicated.

Signature                             Title
- --------------------------------------------------------------------------------

Carl J. Schmitt*                      Chairman of the Board, Chief
                                      Executive Officer, President and Director
                                      (Principal Executive Officer)

Gayle A. Anderson*                    Executive Vice President and
                                      Chief Financial Officer
                                      (Principal Financial and
                                      Principal Accounting Officer)

Lawrence A. Aufmuth*                  Director

Thomas R. Brown*                      Director

Linda R. Meier*                       Director

Betsy J. Morgenthaler*                Director

J. Boyce Nute*                        Director

George G. C. Parker*                  Director

William A. Preston*                   Director

Leslie M. Quist*                      Director

Leonard Ware*                         Director

*By: /s/ Carl J. Schmitt
     -------------------
     (Carl J. Schmitt,
     Attorney-In-Fact)
Date: March 26, 1993